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May 12, 2006

Rule 12g3-2(b) File No. 82-188

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Rule 12g3-2(b) File No. 82-188

On behalf of Kirin Brewery Co., Ltd. (the "Company"), please find enclosed the following documents which are being furnished to the Securities and Exchange Commission (the "SEC") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder:

(1) Press Release dated May 11, 2006 announcing application for delisting from the London Stock Exchange and application for exclusion of ADRs from Nasdaq.

(2) Press Release dated May 11, 2006 regarding Kirin Group Vision 2015: Kirin Group's Long-Term Business Framework.

(3) Press Release dated May 11, 2006 regarding notification with respect to implementation of pure holding company system and commencement of the tender offer.

(4) Press Release dated May 12, 2006 correcting certain information in Item 3 above.

(5) Letter from Nomura Securities Co., Ltd. to shareholders of Kirin Beverage Corporation regarding tender offer.

(6) Tender Offer Explanatory Statement dated May 12, 2006.



This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Robert D. Ferguson

Enclosures

RDF/ka

cc: Kirin Brewery Co., Ltd.

Kirin Brewery Co., Ltd.:
Documents Furnished under Rule 12g3-2(b)

For Immediate Release
May 11, 2006

Kirin Brewery Announces Application for Delisting from the London Stock Exchange and Application for Exclusion of its ADRs from NASDAQ

TOKYO --- Kirin Brewery today announced that, at the meeting of its board of directors held on May 11, 2006, it resolved to apply to delist the Company's Common Stock from the London Stock Exchange (the "LSE") and to exclude the Company's American Depositary Shares ("ADR") from the U.S. NASDAQ ("NASDAQ"). The details are as follows.

Description

1. Reason for delisting

In connection with the Company's business restructuring plans announced today, the Company aims to rationalize its business through measures such as a reduction of fixed costs, with a view to reallocating its resources to growing businesses and further enhancing synergies within the Kirin Group. As part of such Company's plans, the Company has decided to maintain the listing of its Common Stock solely on the domestic stock exchanges below.

The Company's Common Stock will continue to trade in the Japanese market. The Company plans to maintain its ADR program in the U.S., and ADRs are expected to continue to trade through over-the-counter markets. Accordingly, the Company believes that the practical impact that the delisting and the exclusion may have on shareholders and investors is overall limited.

2. Stock Exchange on which the Company's shares will continue to be listed:

   Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, Sapporo Securities Exchange

3. Planned Schedule:

   The Company plans to apply for delisting from the LSE and exclusion from NASDAQ before the end of May 2006. The expected date for the cancellation of the listing and exclusion will be June 30, 2006, which will mean that the last trading date for the Company's Common Stock on the London Stock Exchange and its ADRs on NASDAQ will be June 29, 2006.

4. For ADR holders with any inquiries, please contact:

   JPMorgan Service Center
   P.O. Box 3408, South Hackensack, NJ 07606-3408
   Tel: 1-800-990-1135
   E-mail: adr@jpmorgan.com

For further information, please contact:
Kensuke Suzuki, General Manager
Corporate Communications & IR Group
Kirin Brewery Company, Limited
Tel: 813-5540-3455



KIRIN GROUP VISION 2015: Kirin Group's Long-Term Business Framework

Introducing a holding company structure. Achieving a quantum leap in growth.

Tokyo, May 11, 2006—Kirin Brewery Company, Limited ("Kirin") announced today that it had formulated *Kirin Group Vision 2015* ("KV 2015"), its long-term operating framework until 2015. Under KV 2015 Kirin is targeting a quantum leap in growth to become a leading company in Asia and Oceania, with sales reaching 3 trillion yen by 2015 and operating profit of more than 10%.

To achieve this, Kirin is introducing a holding company structure and intends to implement measures that give full rein to potential synergies to create a 'Group premium'. While strengthening its core business, Kirin will strive to become an integrated beverage provider, internationalize its business and develop the health food and functional food business.

\+ + +

Overview of Kirin Group Vision 2015	KV 2015: Toward a new scale of consolidated performance
As a Company, Kirin aims to: ➢ Nurture close links with customers through products that provide the enjoyment of food and health ➢ Integrate its expertise in fermentation and biotechnology, manufacturing, and research and marketing to create value and offer distinctive products of the highest quality ➢ Be a leading company in Asia and Oceania, with alcohol beverages, soft drinks and pharmaceuticals as its core businesses	**Sales** 3 trillion yen (including liquor tax) 2.5 trillion yen (excluding liquor tax) **Operating profit margin** (excluding liquor tax) Higher than 10% **Contribution from overseas operations** Approximately 30% of sales and profit (excluding liquor tax)

\+ + +

INTRODUCING A HOLDING COMPANY STRUCTURE

To create an organizational structure capable of achieving high growth, Kirin will change to a management style where roles and responsibilities are closely defined. In July 2007 Kirin plans to introduce a holding company structure, with the Group's alcohol beverage, soft drink, pharmaceutical and other businesses coming under the umbrella of a Group holding company. Prior to that, Kirin will make Kirin Beverage Corporation, its core soft drink business, a wholly owned subsidiary through a public tender offer. Kirin will also separate the domestic alcohol and pharmaceuticals businesses from the parent company and create a shared services company handling back office operations. The holding company structure will facilitate the adoption of a lean and responsive management approach.

The introduction of a holding company structure should enable a more strategic distribution of resources in line with each business's growth strategy, and further unleash synergies between businesses like alcohol beverages and soft drinks, creating a 'Group premium' and enabling Kirin to harness its overall Group strength.

ACHIEVING A QUANTUM LEAP IN GROWTH

➢ STRENGTHENING KIRIN'S CORE DOMESTIC ALCOHOL BUSINESS

By strengthening its core domestic alcohol Group, Kirin intends to build a foundation from which to reach a new scale of consolidated performance. Kirin will pursue a strong comprehensive alcohol beverage strategy by anticipating market changes and proposing categories that create new demand. It will also press forward with value creation and cost structure reform covering all areas of the value chain, enhance its development and proposal-based business approach and lead the alcohol beverage market, promoting industry revitalization by developing the business environment. In tandem with these initiatives, Kirin will pursue the following three strategies for additional growth across the Group:

1. Becoming an integrated beverage group

Kirin plans to become an integrated beverage group by increasing collaboration between the alcohol beverage and soft drink businesses, viewing them both as components of what is increasingly becoming a single market. It will increase collaboration in all areas of the value chain, aiming to create new value that responds to customers' needs. Collaborations are being actively pursued, including the consolidation of product development functions with Kirin Beverage Corporation, the production of soft drinks at beer factories, the creation of shared merchandizing for the entire Group by Kirin Communication Stage, and the international sale of *Kirin Chu-Hi Hyoketsu* through Kirin Beverage Corporation group companies.

2. Internationalizing Kirin's businesses

Kirin aims to derive 30% of sales and profits from markets outside Japan by 2015. This internationalization will focus on China and ASEAN countries. Kirin will secure new growth bases and unleash Group synergies through collaboration with Group companies like San Miguel and Lion Nathan. It will localize its Group strengths—*technical expertise* and *customer relationship excellence*—and contribute to customers' lifestyles by providing attractive products and services in the *food and health* field that reflect regional cultures and needs.

3. Developing the health food and functional food business

Kirin views the health food and functional food business—an intermediate *food and health* field connecting alcohol beverages, soft drinks and pharmaceuticals—as the next core Group business. Accordingly, Kirin is determined to expand the role of Kirin Well-foods. The health food and functional food business will extend well beyond conventional health food, utilizing Kirin's expertise in areas such as fermentation and biotechnology to develop original foodstuffs and using these foodstuffs to deliver product and service proposals that offer the value of *maintaining health through food*. Kirin's business partnership with Yakult Honsha will also prepare the ground for joint business utilizing the strengths of both groups, with the aim of building a foundation for the new health food and functional food business.

DEVELOPING KIRIN GROUP'S TWIN STRENGTHS: *TECHNICAL EXPERTISE* AND *CUSTOMER RELATIONSHIP EXCELLENCE*

As it continues to pursue a customer-oriented, quality-driven approach, Kirin will position *technical expertise* and *customer relationship excellence* as its twin strengths and work to consolidate them both while increasing the interplay between them. Kirin's *technical expertise* includes cutting-edge capabilities in fermentation and biotechnology, expertise in manufacturing and the pursuit of quality, and the research and marketing ability to accurately reflect customer needs in its products and services. Kirin's *customer relationship excellence* refers to its ability to incorporate two-way communication with customers in all Kirin's businesses, researching customer sentiment and tastes and building relationships where customers feel constant trust for Kirin. Positioning these as its

twin strengths, Kirin Group will continue to deliver value proposals to its customers.

PROMOTING THE BRAND

Kirin aims to raise the brand value of "KIRIN" as a *brand of trust*, a *brand at the front line of innovation*. Accordingly, KV 2015 positions promotion of brand value as an important management element. Management believes that the "KIRIN" brand can act as a unifying force for the Group. As the 2007 centenary approaches, Kirin will explain its future vision for the brand and rewrite its management principles, Group motto and other aspects of corporate philosophy.

MAINTAINING THE TRUST OF SOCIETY THROUGH CSR

Kirin Group is committed to the sustainable development of a safe and supportive society and will proactively fulfill its social responsibilities. Under the coordination of the CSR & Corporate Communications Division established in 2005, Kirin will work to maintain the trust of society and promote socially responsible corporate behavior throughout the Group. In pursuing KV 2015, Kirin aims to fully realize all employees' potential and make this a source of competitive advantage, driven by the guiding principles of challenge, commitment, and collaboration.

+ + +

NEXT MEDIUM-TERM PLAN AND FUTURE APPROACH

Kirin is now formulating the 2007-2009 Kirin Group medium-term business plan, the first action plan of the long-term growth period. The 2007-2009 medium-term business plan aims to make immediate progress toward realizing the aspirations targeted in KV 2015. It targets a quantum leap in growth in each business by building new management systems, making quick, proactive investment decisions and pursuing other initiatives, based on the basic policies outlined in KV 2015.

Supplementary material: Group Organization Chart, 1 page

For further information please contact:

Kensuke Suzuki, General Manager
Corporate Communications & IR Group
Kirin Brewery Company, Limited
Tel: 03-5540-3450

Supplementary material: Group Organization Chart

[Current Structure as of May 11, 2006]



Kirin Brewery Co., Ltd.
(Business holding company)
Group Headquarters
※ Only major consolidated companies are indicated
Percentage of Equity held by Kirin Brewery Co., Ltd.
Domestic Alcohol Company
Overseas Alcohol Company
Pharmaceuticals Company
Domestic Alcohol Business
Lion Nathan Limited
Kirin (China) Investment Co., Ltd.
Overseas Alcohol Business
Pharmaceutical Business
Kirin Beverage Corporation
59.4%
Kirin Well-foods Co., Ltd.
100%
Kirin Green and Flower Co., Ltd.
91%
Other Operating Companies
Soft Drinks Business
Health & Functional Foods Business
Agribio Business
Food, service and other businesses

[New Structure as of July 2007 (Pure holding company system)]



Kirin Holdings (tentative)
(Pure holding company)
※ Only major consolidated companies are indicated
※ Name of the new company is tentative as of May 2006
Operating Companies
Kirin Brewery (Tentative)
Spin-off
Kirin Beverage Corporation
Wholly owned subsidiary
Lion Nathan Limited
Kirin (China) Investment Co., Ltd
Kirin Pharma (tentative)
Spin-off
Kirin Well-foods Co., Ltd.
Kirin Green and Flower Co., Ltd
Other Operating Companies
Kirin Business Expert (Tentative)
Spin-off
Domestic Alcohol Business
Soft Drinks Business
Overseas Alcohol Business
Pharmaceuticals Business
Health & Functional Foods Business
Agribio Business
Food, service and other businesses
Group's Common Support Function Business

May 11, 2006

For Immediate Release

Company Name: Kirin Brewery Co., Ltd.
Name of Representative: President and Representative Director, Kazuyasu Kato
(Stock Code: 2503)
Direct your queries to:
(Title) General Manager,
Corporate Communications & IR Group
CSR & Corporate Communications
Division: Kensuke Suzuki
(Tel: +813-5540-3455)

Notification with Respect to Implementation of
Pure Holding Company System and Commencement of the Tender Offer

At the meeting of the Board of Directors held on May 11, 2006, the Board resolved to implement a pure holding company system in July 2007, to acquire the shares of Kirin Beverage Corporation (Stock Code: 2595, the First Section of the Tokyo Stock Exchange) ("Kirin Beverage Corporation") through a tender offer (the "Tender Offer"), and to apply for the approval of the relevant authorities for its business restructuring plan under the Law on Special Measures for Industrial Revitalization (the "Industrial Revitalization Law") after the Tender Offer. In connection with such resolutions, we would like to provide notice of the following.

The introduction of a pure holding company system will be implemented subject to the approval of the Company's Shareholders at the ordinary general meeting of the shareholders to be held in March 2007 and the approval of relevant government ministries and agencies where appropriate.

The Company intends to make Kirin Beverage Corporation its wholly owned subsidiary, and Kirin Beverage Corporation is likely to be delisted as a result of the Tender Offer and series of subsequent procedures. The Company will apply for the approval of the relevant authorities of the business restructuring plan under the Industrial Revitalization Law. Upon receiving such approval, the Company plans to effect an exchange of shares (*kabushiki kokan*) for cash consideration pursuant to Article 12-9 of the Law on Special Measures for Industrial Revitalization prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provisions of Article 450, Paragraph 7 of the same law (the "Former Law on Industrial Revitalization").

I. Implementation of pure holding company system

1. Background and objectives for the implementation of a pure holding company system

The business environment has been changing rapidly as consumer needs have been diversifying, the structure of markets and distribution systems have changed, competition among companies has intensified and globalization has advanced. Amid this environment, in order to make the Group management more dynamic with a competitive edge, the Company will implement a pure holding company system in July 2007. The Company's objective is to enhance the corporate value of the Group through a dramatic allocation of resources to growth areas, expansion of synergistic effects inherent in the Group, and enhancement of the autonomy, mobility and flexibility of each business.

The Company will implement a pure holding company system in July 2007 and develop an organizational structure suitable for the implementation of growth strategies in which companies in the domestic alcoholic beverage business, the soft drinks business, and the pharmaceutical business will be aligned in parallel. In order to implement the pure holding company system, the Company plans to make Kirin Beverage Corporation, a company of the soft drinks businesses, its wholly owned subsidiary through the Tender Offer and subsequent procedures, and to spin off the domestic alcoholic beverage business and pharmaceutical business by divesture. Also, the Company will integrate support functions such as accounting and human resources and then spin off the newly integrated division in order to enhance the efficiency of the support functions of the Group as a whole. The name of the new company and share capital will be considered in due course. For an overview of the pure holding company system (as of July 2007), please see the Attachment hereto.

2. Outline of corporate divesture

(1) Schedule for corporate divesture

February 2007 (expected): Approval by the Board of Director of the Business Divestiture Agreement

March 2007 (expected): General meeting of shareholders of the Company (approval of the Business Divestiture Agreement)

July 1, 2007 (expected): Effective date of the divesture

(2) Business subject to the divesture and the method thereof

The Company, as the divesting company, plans to implement the divesture of business to three domestic wholly owned subsidiaries, which will succeed to the domestic alcoholic beverage business, pharmaceutical businesses and common support function business.

The Company plans to become a pure holding company after the divesture of these businesses, and the Company's name is expected to be changed (tentatively, to Kirin Holdings, Co., Ltd.).

(3) Others

With respect to other matters, the Company will provide notice when the Company makes decisions.

II. Commencement of Tender Offer

1. Purpose of Tender Offer

The Kirin Group will implement a pure holding company system in July 2007 in order to enhance corporate value by implementing growth strategies. As part of the Company's business restructuring plans, the Company has decided to make Kirin Beverage Corporation, a company of the soft drinks businesses, a wholly owned subsidiary. The Company's aim is to achieve a dramatic allocation of resources to the soft drinks business and enhance intra-group synergistic effects.

The Company currently holds 59.37% of the shares outstanding (32,657,480 shares) of Kirin Beverage Corporation. To make Kirin Beverage Corporation its wholly owned subsidiary, the Company will implement the Tender Offer in accordance with Article 27-2 through Article 27-22 of the Securities and Exchange Law to acquire all the outstanding shares of Kirin Beverage Corporation (excluding shares of Kirin Beverage Corporation which the Company already holds and Kirin Beverage Corporation's treasury shares). Since the Company has not set neither an upper nor lower limit on the number of shares which the Company will purchase through the Tender Offer, all the applying shares will be purchased by the Company.

With the Company's implementation of a pure holding company system through the divesture of its businesses, Kirin Beverage Corporation, when it becomes a wholly owned subsidiary of the Company, will be aligned in parallel with other subsidiaries holding businesses such as the domestic alcoholic beverage businesses and the pharmaceutical business. With this system implemented, aggressive resources allocation to the soft drinks business will be facilitated. Moreover, the capability to adapt to the changing environment will be reinforced and the speed of growth will be accelerated. With respect to the expansion of synergistic effects within the Group through the collaboration of both companies, for the purpose of enhancing the corporate value, the Kirin Group is committed to developing strategies throughout the value chain, including research and development, for raw materials, packaging and manufacturing methods, and development of new products, to provide new value to customers, and to promote globalization through collaboration, taking advantage of the business bases built up by each company.

In order to achieve dynamic management of the Group with a more competitive edge, the Kirin Group will strive to enhance corporate value by making a dramatic allocation of resources to growth areas, expanding the synergistic effects within the Group and enhancing the autonomy, mobility and flexibility of each business.

If the Company fails to acquire all the outstanding shares of Kirin Beverage Corporation (excluding shares of Kirin Beverage Corporation already held by the Company and treasury shares held by Kirin Beverage Corporation) through the

Tender Offer in order to make Kirin Beverage Corporation its wholly owned subsidiary, the Company plans to implement an exchange of shares (*kabushiki kokan*) for cash consideration for the shares of Kirin Beverage Corporation that the Company was unable to acquire through the Tender Offer. After the commencement of the Tender Offer, the Company will apply for an approval by the relevant authorities of the business restructuring plan under the Industrial Revitalization Law. After obtaining the approval and after the Tender Offer, the Company will implement an exchange of shares making the Company the parent company and Kirin Beverage Corporation its wholly owned subsidiary. Pursuant to Article 12-9 of the Former Law on Industrial Revitalization, the Company plans to deliver cash in lieu of shares of the Company, the parent company, to the shareholders of Kirin Beverage Corporation, its wholly owned subsidiary, at that time.

If the Company implements an exchange of shares, it will be implemented without obtaining approval of a general meeting of shareholders of the Company because it will qualify as a "simple organizational restructuring" provided for in Article 796, Paragraph 3 of the Company Law. In addition, it will be implemented without approval of a general meeting of shareholders of Kirin Beverage Corporation, because it will qualify as an informal organizational restructuring provided for in Article 784, Paragraph 1 of the Company Law (if the Company receives an approval for the business restructuring plan above, the requirements for qualification as an informal organizational restructuring will be changed under Article 12, Paragraph 1 of the Industrial Revitalization Law).

The amount of cash delivered for the exchange of shares will be calculated based on the purchase price of the Tender Offer and is expected to be a price similar to the purchase price for the Tender Offer. However, the amount may be different from the purchase price for the Tender Offer. In relation to an exchange of shares, shareholders of Kirin Beverage Corporation, a wholly owned subsidiary, may exercise appraisal rights to require the Company to purchase their shares pursuant to legal and regulatory procedures. In this case, the purchase price per share may be different from (a) the amount of cash delivered for an exchange of shares for a share which is held by the Company's shareholder or (b) the purchase price for the Tender Offer. Regarding the tax treatment of the Tender Offer, the exchange of shares for cash consideration and exercise of appraisal rights in respect of the exchange of shares, please consult your tax advisor.

The Company intends to make Kirin Beverage Corporation its wholly owned subsidiary through the Tender Offer and a series of subsequent procedures. Therefore, the Company has not limited the maximum number of shares which the Company will purchase through this Tender Offer. Accordingly, depending on the results of the Tender Offer, the shares of Kirin Beverage Corporation may be delisted through specified procedures pursuant to the delisting standards of the Tokyo Stock Exchange. If an exchange of shares making the Company the parent company and Kirin Beverage Corporation its wholly owned subsidiary is implemented after the Tender Offer, the shares of Kirin Beverage Corporation will be delisted. After the delisting, the shares of Kirin Beverage Corporation will not be able to be traded on the Tokyo Stock Exchange.

The purchase price of ¥3,350 per share for the Tender Offer represents an approximately 17.2% premium to the average share closing price of Kirin Beverage Corporation's common stock on the First Section of the Tokyo Stock Exchange during the three months prior to May 10, 2006.

The Board of Directors of Kirin Beverage Corporation has approved the Tender Offer at a meeting of the Board of Directors held today. In addition, the Board of Directors of Kirin Beverage Corporation has, at a meeting of the Board of Directors held today, that the interim dividend with a record date as of the end of June 2006 shall not be distributed.

2. Outline of the Tender Offer

(1) Description of the Target

(i) Trade name: Kirin Beverage Corporation
(ii) Main business: Manufacture and sales of soft drinks
(iii) Date of incorporation: April 14, 1963
(iv) Address of head office: 1, Kanda-Izumicho, Chiyoda-ku, Tokyo 101-8645, Japan
(v) Representative: President and Representative Director, Yoshikazu Arai
(vi) Amount of share capital: ¥8,416,500,000 (as of December 31, 2005)
(vii) Total number of the issued and outstanding shares: 55,002,370 shares (as of December 31, 2005)
(viii) Composition of major shareholders and shareholding ratios (as of December 31, 2005)

Kirin Brewery Co., Ltd.: 59.37%
Trust accounts, The Master Trust Bank of Japan, Ltd.: 3.63%
Trust accounts, Japan Trustee Services Bank Ltd.: 3.13%
Employees Stock Ownership Association of Kirin Beverage Corporation: 2.83%
T Zone, VI Fund Investment Association: 1.06%
State Street Bank & Trust Company: 0.99%

(Note) According to the amended substantial shareholding report filed on January 16, 2006 prepared under the joint and several names of seven companies other than Barclays Global Investors Trust Bank, Ltd., the Company recognizes that they hold the number of shares mentioned below as of December 31, 2005. However, the Company cannot verify the number of shares held by beneficial shareholders as of December 31, 2005, and so the Company has not considered them for the purpose of determining the major shareholders above. The contents of the amended substantial shareholding report are as follows:

Name or Trade Name	Address	Number of shares owned (000)	Shareholding percentage of the total shares outstanding (%)

Barclays Global Investors Trust Bank, Ltd. and 7 other companies	1-39, Hiroo 1-chome, Shibuya-ku, Tokyo	2,113	3.84

(ix) Relationship with the Company

Capital relationship: The Company owns 59.37% of the issued and outstanding shares of Kirin Beverage Corporation and is a parent company of Kirin Beverage Corporation.

Personnel relationship: The Company has seconded 1 director and 1 full time statutory corporate auditor.

Transaction relationship: The Company manufactures and sells products and merchandise of Kirin Beverage Corporation.

(2) Description of shares to be purchased: common shares

(3) Tender offer period: Friday, May 12, 2006 to Thursday, June 15, 2006 (35 days)

(4) Purchase price per share: ¥3,350 per share

(5) Basis for calculation of purchase price

The purchase price proposed by the Company (¥3,350 per share) was determined by comprehensively taking into consideration various factors, including the market prices of the common shares of Kirin Beverage Corporation, financial conditions, future expected revenues and evaluation of the value of Kirin Beverage Corporation's shares by Nomura Securities Co., Ltd., a third party appraiser. The purchase price of ¥3,350 per share represents an approximately 17.2% premium to the average share closing price of Kirin Beverage Corporation on the First Section of the Tokyo Stock Exchange during the past three months up to and including May 10, 2006.

(6) Total number of shares planned to be purchased: 22,344,488 shares

(Note 1) The Company will purchase all the shares so offered.

(Note 2) There is no plan to acquire 402 shares of treasury stock owned by Kirin Beverage Corporation through the Tender Offer.

(Note 3) Shares constituting less than a whole unit are also offered for purchase through the Tender Offer. For application, submission of the share certificates is necessary (if such share certificates are kept in custody by the Japan Securities Depository Center, Inc. through the Tender Offer Agent, there is no need for such submission.)

(Note 4) The total number of 22,344,488 shares planned to be purchased is calculated by deducting from the total of 55,002,370 outstanding shares

as of December 31, 2005 (described in the 43th Fiscal Year Annual Report filed by Kirin Beverage Corporation on March 30, 2006) the 32,657,480 shares that the Company holds and the 402 treasury shares that Kirin Beverage Corporation holds.

(7) Changes in the number of shares owned by the Company due to the Tender Offer:

Number of shares owned prior to the Tender Offer: 32,657,480 shares (shareholding percentage of 59.37%)

Number of shares owned subsequent to the Tender Offer: 55,001,968 shares (shareholding percentage of 100%)

(Note 1) The percentage of shares owned prior to the Tender Offer is calculated based on the total number of 55,002,370 outstanding shares of Kirin Beverage Corporation (as of December 31, 2005).

(Note 2) The number of shares owned subsequent to the Tender Offer represents to the number of shares to be owned by the Company assuming the Company purchases the total number of 22,344,488 shares planned to be purchased.

(Note 3) The percentage of shares owned subsequent to the Tender Offer is calculated based on 55,001,968 shares, which is calculated by deducting 402 treasury shares held by Kirin Beverage Corporation (as of December 31, 2005) from the total number of 55,002,370 outstanding shares of Kirin Beverage Corporation (as of December 31, 2005).

(8) Date of public notification: Friday, May 12, 2006.

(Note) On the same day, a notice in the Nihon Keizai Shimbun will specify that an electronic public announcement is to be made at the following web address:
http://info.edinet.go.jp/EdiHtml/main.htm

(9) TOB agent: Nomura Securities Co., Ltd.

(10) Funds required for the Tender Offer: ¥75,174 million (expected)

(11) Commencement of account settlement: Thursday, June 22, 2006

3. Agreement with Kirin Beverage Corporation or its officers in respect of the Tender Offer

The Company has obtained the approval of the Board of Directors of Kirin Beverage Corporation in respect of the Tender Offer.

4. Prospects after the Tender Offer

The Company will apply for the approval of the relevant authorities for its business

restructuring plan under the Industrial Revitalization Law after the commencement of the Tender Offer.

The Company will disclose the effects of the Tender Offer on the forecast regarding the Company's consolidated business results for the period ending on December 31, 2006 as soon as it is confirmed.

*　　*　　*

This press release has been prepared only for the purpose of informing the public of the Tender Offer and other issues. This has not been prepared for soliciting sales or purchases. When conducting any sales, shareholders should make appropriate judgments after reviewing the tender offer explanatory statement for the Tender Offer prepared by the Company.

This press release describes business prospects based on the views of the management of the Company at the time the Company acquires the shares of Kirin Beverage Corporation. Actual results may deviate considerably from such descriptions due to various factors.

Neither press release nor any part hereof constitutes any document to subscribe for, to solicit the sales of, or solicit applications for purchase of, securities. Neither this press release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, rely on this press release at the time of concluding any agreement.

Certain countries, regions and other jurisdictions may impose certain restrictions on the release, issue or distribution of press releases of this nature under their laws and regulations. In such cases, you are required to comply with such laws and regulations in such countries, regions and other jurisdictions in light of such restrictions. In jurisdictions where the implementation of the Tender Offer is illegal, even if you receive this press release, such receipt shall not constitute any solicitation for the application for the purchase or sale of share certificates in relation to this Tender Offer, and this press release shall be deemed as the distribution of information for reference only.

[Attachment]

[Current Structure as of May 11, 2006]



Kirin Brewery Co., Ltd.
(Business holding company)
Group Headquarters
※ Only major consolidated companies are indicated
Percentage of Equity held by Kirin Brewery Co., Ltd.
Domestic Alcohol Company
Overseas Alcohol Company
Pharmaceuticals Company
Kirin Beverage Corporation
59.4%
Kirin Well foods Co., Ltd
100%
Kirin Green and Flower Co., Ltd.
91%
Other Operating Companies
Domestic Alcohol Business
Lion Nathan Limited
Kirin (China) Investment Co., Ltd
Pharmaceutical Business
Soft Drinks Business
Health & Functional Foods Business
Agribio Business
Food, service and other businesses
Overseas Alcohol Business

[New Structure as of July 2007 (Pure holding company system)]



Kirin Holdings (tentative)
(Pure holding company)
※ Only major consolidated companies are indicated
※ Name of the new company is tentative as of May 2006
Operating Companies
Kirin Brewery (Tentative)
Spin-off
Kirin Beverage Corporation
Wholly owned subsidiary
Lion Nathan Limited
Kirin (China) Investment Co., Ltd
Kirin Pharma (tentative)
Spin-off
Kirin Well foods Co., Ltd
Kirin Green and Flower Co., Ltd.
Other Operating Companies
Kirin Business Expert (Tentative)
Spin-off
Domestic Alcohol Business
Soft Drinks Business
Overseas Alcohol Business
Pharmaceuticals Business
Health & Functional Foods Business
Agribio Business
Food, service and other businesses
Group's Common Support Function Business

May 12, 2006

For Immediate Release

Company Name: Kirin Brewery Co., Ltd.
Name of Representative: President and Representative Director, Kazuyasu Kato
(Stock Code: 2503)
Direct your queries to:
(Title) General Manager,
Corporate Communications & IR Group
CSR & Corporate Communications
Division: Kensuke Suzuki
(Tel: +813-5540-3455)

[CORRECTION] Notification with Respect to Implementation of Pure Holding Company System and Commencement of the Tender Offer

We would like to provide the following correction to the "Notification with Respect to Implementation of Pure Holding Company System and Commencement of the Tender Offer" released on May 11, 2006.

*****

[Before the Correction]

II. Commencement of Tender Offer

2. Outline of the Tender Offer

(8) Date of public notification: Friday, May 12, 2006.

(Note) On the same day, a notice in the Nihon Keizai Shimbun will specify that an electronic public announcement is to be made at the following web address: http://info.edinet.go.jp/EdiHtml/main.htm

[After the Correction]

II. Commencement of Tender Offer

2. Outline of the Tender Offer

(8) Date of public notification: Friday, May 12, 2006.

(Note) On Saturday, May 13, 2006, a notice in the Nihon Keizai Shimbun will specify that an electronic public announcement has been made at the following web address:
http://info.edinet.go.jp/EdiHtml/main.htm

END

May 2006

Nomura Securities Co., Ltd.

To the Shareholders of Kirin Beverage Corporation

Dear Shareholder,

Kirin Brewery Co., Ltd. ("Kirin Brewery") is conducting a tender offer for the shares of Kirin Beverage Corporation ("Kirin Beverage"). As tender offer agent for the tender offeror, Kirin Brewery, we have been requested by Kirin Brewery to send the documents listed below in order to inform the shareholders of Kirin Beverage as of December 31, 2005 as to the terms of the tender offer.

We hereby request that you review the enclosed documents and carefully consider whether to tender your shares in the tender offer at your own election and responsibility. Please contact your local Nomura Securities headquarters or branch offices in Japan if you have any questions.

Very truly yours,

Nomura Securities Co., Ltd.
Tender Offer Agent for Kirin Brewery
(letter form without signature)

<Enclosed Documents>

(1) To the Shareholders of Kirin Beverage Corporation

(2) Kirin Brewery Co., Ltd. Press Release: "*Notification with Respect to Implementation of Pure Holding Company System and Commencement of the Tender Offer*" (May 11, 2006)*

(3) Kirin Beverage Corporation Press Release: "*Notification with Respect to Approval of Tender Offer*" (May 11, 2006)*

(4) Tender Offer Explanatory Statement (Japanese)

(5) Tender Offer Explanatory Statement (English)

* The enclosed press releases reflect the corrections contained in press releases dated May 12, 2006.

Translation of

EDINet Version May 12, 2006

TENDER OFFER EXPLANATORY STATEMENT

May 2006

KIRIN BREWERY COMPANY, LIMITED

Table of Contents

TENDER OFFER EXPLANATORY STATEMENT

The tender offer described in this tender offer explanatory statement ("Statement") is to be implemented under the provisions of Chapter II-2, Section 1 of the Securities and Exchange Law of Japan (Law No. 25 of 1948, "the Law"). This Statement is prepared in accordance with Article 27-9 of the Law.

【Submitted document】	Tender Offer Registration Statement (the "Registration Statement")
【Person submitted to】	The Chief of the Kanto Local Financial Bureau of the Ministry of Finance of Japan
【Date of submission】	May 12, 2006
【Notifier】	
【Name of Notifier】	KIRIN BREWERY COMPANY, LIMITED
【Address】	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo
【Place to contact】	Same as above
【Telephone number】	(03) 5540 - 3411
【Person to contact】	Mamoru Yokomatsu, Executive Officer and General Manager of Accounting Department
【Attorney-in-fact】	
【Name of attorney-in-fact】	N/A
【Address】	N/A
【Place to contact】	N/A
【Telephone number】	N/A
【Person to contact】	N/A
【Place at which a copy of the Tender Offer Registration Statement is offered for public inspection】	KIRIN BREWERY COMPANY, LIMITED
	(10-1, Shinkawa 2-chome, Chuo-ku, Tokyo)
	Tokyo Stock Exchange, Inc.
	(2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo)

(Note 1) In this Statement, "Tender Offeror" and the "Company" shall mean KIRIN BREWERY COMPANY, LIMITED

(Note 2) In this Statement, "Target Company" and "Kirin Beverage" shall mean KIRIN BEVERAGE CORPORATION.

(Note 3) When the figures in this Statement are rounded-off or rounded-down, the aggregate of such figures may not be necessarily consistent with the total numbers described in the Statement.

(Note 4) "Law" in this Statement shall mean the Securities and Exchange Law (Law No. 25 of 1948).

(Note 5) "Enforcement Order" in this Statement shall mean the Securities and Exchange Law Enforcement Ordinance (Government Ordinance No. 321 of 1965).

(Note 6) "TOB Order" in this Statement shall mean the Cabinet Ordinance regarding disclosure of tender offer of stocks etc. by non-issuers (MOF Ordinance No. 38 of 1990).

(Note 7) Except as otherwise provided in this Statement, a reference to a number of days or a date and time shall mean such number of days or date and time in Japan. Unless otherwise provided in this Statement, all procedures with respect to the tender offer based on the submission of this Statement (the "Tender Offer") shall be conducted in the Japanese language. If any part or parts of the offer documents relating to the Tender Offer are prepared in English, and if any inconsistency shall exist between the English and Japanese documents, the Japanese documents shall take priority over the English documents.

(Note 8) The Tender Offer is made for the common stock of KIRIN BEVERAGE CORPORATION, a company incorporated in Japan. The Tender Offer is conducted in compliance with procedures and disclosure requirements provided under the Securities and Exchange Law, which may not necessarily be identical to procedures and disclosure requirements of the United States. In particular, Section 14(d) of the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder do not apply to this Tender Offer and this Tender Offer is not conducted in accordance with the procedures and requirements thereunder. Consolidated and unconsolidated financial statements contained in this document have been prepared in accordance with Japanese accounting standards that may not be comparable to the consolidated and unconsolidated financial statements of U.S. companies. It may be difficult to enforce any right or claim arising under U.S. federal securities laws, since Tender Offeror is incorporated outside the United States and all of its officers and directors are residents of a non-U.S. country. Shareholders may not be able to sue a non-U.S. company in a non-U.S. court for violations of the U.S. securities laws. Shareholders may not be able to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

(Note 9) This Statement contains forward-looking statements as defined under the U.S. Private Securities Litigation Reform Act of 1995. No assurance can be given that the results in any such forward-looking statement will be achieved and actual results could differ materially.

I. 【Terms and Conditions of Tender Offer】

1. Name of Target Company

   KIRIN BEVERAGE CORPORATION

2. Class of Shares, etc. to be Purchased

   Common Stock

3. Purpose of Tender Offer

The Kirin Group will implement a pure holding company system in July 2007 in order to enhance corporate value by implementing growth strategies. As part of the Company's business restructuring plans, the Company has decided to make KIRIN BEVERAGE CORPORATION, a company of the soft drinks businesses, a wholly owned subsidiary. The Company's aim is to achieve a dramatic allocation of resources to the soft drinks industry and enhance intra-group synergistic effects.

The Company currently holds 59.37% of the shares outstanding (32,657,480 shares) of KIRIN BEVERAGE CORPORATION. To make Kirin Beverage Corporation its wholly owned subsidiary, the Company will implement a Tender Offer in accordance with Article 27-2 through Article 27-22 of the Securities and Exchange Law to acquire all the outstanding shares of KIRIN BEVERAGE CORPORATION (excluding shares of KIRIN BEVERAGE CORPORATION which the Company already holds and KIRIN BEVERAGE CORPORATION's treasury shares). Since the Company has not set neither an upper nor lower limit on the number of shares which the Company will purchase through the Tender Offer, all the applying shares will be purchased by the Company.

With the Company's implementation of a pure holding company system through the divesture of its businesses, KIRIN BEVERAGE CORPORATION, when it becomes a wholly owned subsidiary of the Company, will be aligned in parallel with other subsidiaries holding businesses such as the domestic alcoholic beverage businesses and the pharmaceutical business. With this system implemented, aggressive resources allocation to the soft drinks business will be facilitated. Moreover, the capability to adapt to the changing environment will be reinforced and the speed of growth will be accelerated. With respect to the expansion of synergistic effects within the Group through the collaboration of both companies, for the purpose of enhancing the corporate value, the Kirin Group is committed to developing strategies throughout the value chain, including research and development, for raw materials, packaging and manufacturing methods, and development of new products, to provide new value to customers, and to promote globalization through collaboration, taking advantage of the business bases built up by each company.

In order to achieve dynamic management of the Group with a more competitive edge, the Kirin Group will strive to enhance corporate value by making a dramatic allocation of resources to growth areas, expanding the synergistic effects within the Group and enhancing the autonomy, mobility and flexibility of each business.

If the Company fails to acquire all the outstanding shares of KIRIN BEVERAGE CORPORATION (excluding shares of KIRIN BEVERAGE CORPORATION already held by the Company and treasury shares held by KIRIN BEVERAGE CORPORATION) through the Tender Offer in order to make KIRIN BEVERAGE CORPORATION its wholly owned subsidiary, the Company plans to implement an exchange of shares (*kabushiki kokan*) for cash

consideration for the shares of KIRIN BEVERAGE CORPORATION that the Company was unable to acquire through the Tender Offer. After the commencement of the Tender Offer, the Company will apply for an approval by the relevant authorities of the business restructuring plan under the Law on Special Measures for Industrial Revitalization (the "Industrial Revitalization Law"). After obtaining the approval and after the Tender Offer, the Company will implement an exchange of shares making the Company the parent company and KIRIN BEVERAGE CORPORATION its wholly owned subsidiary. Pursuant to Article 12-9 of the Law on Special Measures for Industrial Revitalization prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of the Company Law, which remains effective by virtue of the provisions of Article 450, Paragraph 7 of the same law (the "Former Law on Industrial Revitalization"), the Company plans to deliver cash in lieu of shares of the Company, the parent company, to the shareholders of KIRIN BEVERAGE CORPORATION, its wholly owned subsidiary, at that time.

If the Company implements an exchange of shares, it will be implemented without obtaining approval of a general meeting of shareholders of the Company because it will qualify as a "simple organizational restructuring" provided for in Article 796, Paragraph 3 of the Company Law. In addition, it will be implemented without approval of a general meeting of shareholders of KIRIN BEVERAGE CORPORATION, because it will qualify as an informal organizational restructuring provided for in Article 784, Paragraph 1 of the Company Law (if the Company receives an approval for the business restructuring plan above, the requirements for qualification as an informal organizational restructuring will be changed under Article 12, Paragraph 1 of the Industrial Revitalization Law).

The amount of cash delivered for the exchange of shares will be calculated based on the purchase price of the Tender Offer and is expected to be a price similar to the purchase price for the Tender Offer. However, the amount may be different from the purchase price for the Tender Offer. In relation to an exchange of shares, shareholders of KIRIN BEVERAGE CORPORATION, a wholly owned subsidiary, may exercise appraisal rights to require the Company to purchase their shares pursuant to legal and regulatory procedures. In this case, the purchase price per share may be different from (a) the amount of cash delivered for an exchange of shares for a share which is held by the Company's shareholder or (b) the purchase price for the Tender Offer. Regarding the tax treatment of the Tender Offer, the exchange of shares for cash consideration and exercise of appraisal rights in respect of the exchange of shares, please consult your tax advisor.

The Company intends to make KIRIN BEVERAGE CORPORATION its wholly owned subsidiary through the Tender Offer and a series of subsequent procedures. Therefore, the Company has not limited the maximum number of shares which the Company will purchase through this Tender Offer. Accordingly, depending on the results of the Tender Offer, the shares of KIRIN BEVERAGE CORPORATION may be delisted through specified procedures pursuant to the delisting standards of the Tokyo Stock Exchange. If an exchange of shares making the Company the parent company and KIRIN BEVERAGE CORPORATION its wholly owned subsidiary is implemented after the Tender Offer, the shares of KIRIN BEVERAGE CORPORATION will be delisted. After the delisting, the shares of KIRIN BEVERAGE CORPORATION will not be able to be traded on the Tokyo Stock Exchange.

The purchase price of ¥3,350 per share for the Tender Offer represents an approximately 17.2% premium to the average share closing price of KIRIN BEVERAGE CORPORATION's common stock on the First Section of the Tokyo Stock Exchange during the three months prior to May 10, 2006.

The Board of Directors of KIRIN BEVERAGE CORPORATION has approved the Tender Offer at a meeting of the Board of Directors held on May 11, 2006. In addition, the Board of Directors of KIRIN BEVERAGE CORPORATION has, at a meeting of the Board of Directors held the

same date that the interim dividend with a record date as of the end of June 2006 shall not be distributed.

4. Period, Price and Number of Share Certificates, etc. for Tender Offer

(1) Period of Tender Offer

Period of Tender Offer	From Friday, May 12, 2006 through Thursday, June 15, 2006 (35 days)
Date of Public Notice	Friday, May 12, 2006
Name of Newspaper in which Public Notice Appeared	The Nihon Keizai Shimbun (a notice will specify that an electronic public announcement is to be made) EDINET (electronic disclosure for investors' network) (http://info.edinet.go.jp/EdiHtml/main.htm)

(2) Price of Tender Offer, etc.

Share Certificate	¥3,350 per share
Warrant Instrument	N/A
Certificate of Right to Acquire Shares	N/A
Certificate of Bond with Right to Acquire Shares	N/A
Depositary Receipt for Shares, etc.	N/A
Basis of Calculation	The purchase price proposed by the Company (¥3,350 per share) was determined by comprehensively taking into consideration various factors, including the market prices of the common shares of KIRIN BEVERAGE CORPORATION, financial conditions, future expected revenues and evaluation of the value of KIRIN BEVERAGE CORPORATION's shares by Nomura Securities Co., Ltd., a third party appraiser. The purchase price of ¥3,350 per share represents an approximately 17.2% premium to the average share closing price of Kirin Beverage Corporation on the First Section of the Tokyo Stock Exchange during the past three months up to and including May 10, 2006.

(3) Numbers, etc. of Share Certificates, etc. for the Tender Offer

Class of Certificates, etc.	Number of Shares to be Purchased	Number of Shares to be Over-Purchased	Total
Share Certificate	22,344,488 shares	— shares	22,344,488 shares
Warrant Instrument	—	—	—
Certificate of Rights to Acquire Shares	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Depositary Receipt for Shares, etc.	—	—	—
Total	22,344,488	—	22,344,488
(Total Number of Latent Share Certificates, etc.)	—	—	(—)

(Note 1) All the tendered shares will be purchased by the Company.

(Note 2) There is no plan to acquire 402 shares of treasury stock owned by the Target Company through this Tender Offer.

(Note 3) Shares constituting less than a whole unit are also offered for purchase through this Tender Offer. For application, submission of the share certificates is necessary (if such share certificates are kept in custody by the Japan Securities Depository Center, Inc. ("JSDC") through the Tender Offer Agent, there is no need for such submission.)

(Note 4) The total number of 22,344,488 shares planned to be purchased is calculated by deducting (x) the number of all 55,002,370 outstanding shares (y) as of December 31, 2005 described in the 43rd Fiscal Year Annual Report filed by the Target Company on March 30, 2006 from the number of 32,657,480 shares which the Tender Offeror holds as well as the number of 402 treasury shares which the Target Company holds.

5. Ownership Percentage of Share Certificates, etc. after Tender Offer

Category	Number of Voting Rights
(a) Number of Voting Rights Represented by Share Certificates, etc. to be Purchased	223,444
(b) Number of Voting Rights Represented by Latent Share Certificates, etc. Included in (a)	N/A
(c) Number of Voting Rights Represented by Depositary Receipt for Shares, etc. Included in (b)	N/A
(d) Number of Voting Rights Represented by Shares Certificates, etc. Owned by Tender Offeror as of Date hereof	326,574
(e) Number of Voting Rights Represented by Latent Share Certificates, etc. Included in (d)	N/A
(f) Number of Voting Rights Represented by Depositary Receipt for Shares, etc. Included in (e)	N/A
(g) Number of Voting Rights Represented by Share Certificates, etc. Owned by Specially Related Parties as of Date hereof	1,053
(h) Number of Voting Rights Represented by Latent Share Certificates, etc. Included in (g)	N/A
(i) Number of Voting Rights Represented by Depositary Receipts for Shares, etc. Included in (h)	N/A
(j) Total Number of Voting Rights of Shareholders of Target Company as of December 31, 2005	550,006
Percentage of Number of Voting Rights Represented by Share Certificates, etc. to be Purchased in Total Number of Voting Rights of Shareholders ((a)/(j)) (%)	40.62
Ownership Percentage of Share Certificates, etc. after Tender Offer ((a+d+g)/(j+(b−c)+(e−f)+(h−i))×100) (%)	100.00

(Note 1) The Total Number of Voting Rights of Shareholders of the Target Company (j) is the number appearing in the 43th Fiscal Year Annual Report filed by the Target Company on March 30, 2006 (regarded as the number of whole units of as 100 shares); provided, however, that, because the shares constituting less than a whole unit are also included in the target shares, for the purpose of the calculation of "Percentage of Number of Voting Rights Represented by Share Certificates, etc. to be Purchased in Total Number of Voting Rights of Shareholders" and "Ownership Percentage of Shares Certificates, etc. after Tender Offer," the total Number of Voting Rights of Shareholders of the Target Company (j) is deemed to be 550,019, (representing the aggregate number of 13 voting rights relates to 1,368 shares, which is calculated by deducting 2 treasury shares of less than a whole unit held by the Target Company which the Company is not planning to acquire through this Tender Offer from 1,370 shares of less than a whole unit described in the above annual report) represented by shares constituting less than a whole unit.

(Note 2) The Number of Voting Rights Represented by Share Certificates, etc. Owned by Specially Related Parties as of the date of submission of the Registration Statement (g) is the total number of voting rights represented by the shares owned by each of the Specially Related Parties (excluding treasury shares held by the Target Company). For the purpose of the calculation of the "Ownership Percentage of Share Certificates, etc. after the Tender Offer," such Number of Voting Rights as of the date of submission of the Registration Statement is not added to the numerator because the shares owned by Specially Related parties (excluding treasury shares held by the Target Company) are also included in the target shares.

(Note 3) In regard to the "ratio of the Number of Voting Rights Represented by Share Certificates, etc. to be Purchased to the Total Number of Voting Rights of all shareholders" and "Ownership Percentage of Share Certificates, etc. after Tender Offer," the numbers are rounded off to the nearest hundredth.

6. License, etc. Concerning Acquisition of Share Certificates, etc.

N/A

7. Method of Application for Tender Offer and Cancellation thereof

(1) Method of Application for Tender Offer

a. Tender Offer Agent
Nomura Securities Co., Ltd
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

b. For applying shareholders, please fill in the prescribed "Tender Offer Application Form" and submit it with the share certificates concerned to the head office or any branch office in Japan of the Tender Offer Agent by 15:30 of the end of purchasing period, etc. ("Tender Offer period"). For applying shareholders, please prepare a seal at the time of application together with the Tender Offer Application Form mentioned above. In addition, identification documents may be necessary upon application. (See Note 1 below)

c. For this Tender Offer, no application through securities firms other than the Tender Offer Agent mentioned above shall be accepted.

d. Shareholders may make the application only with the "Tender Offer Application Form" if such share certificates are kept in custody by the Tender Offer Agent (or by JSDC through the Tender Offer Agent). When a depositary receipt is issued for such deposited share certificate, please submit such depositary receipt.

e. For shareholders who reside outside Japan and do not hold an available account at the Tender Offer Agent (including corporate shareholders, "Non-Japanese Shareholders"), please apply through your standing proxy residing in Japan.

f. For individual shareholders residing in Japan, the difference between the price for the shares sold through this Tender Offer and the purchase cost of the shares will be subject to the self-assessment taxation separate from other income with regard to capital gains on the shares. (See Note 2 below)

g. Upon acceptance of an application, the Tender Offer Agent will deliver a receipt of application for the Tender Offer to the applying shareholder.

h. If all or any part of the shares for which a tender application has been presented are not purchased, such shares will be returned to the applying shareholders. When share certificates other than those representing one unit (100 shares) are included with those submitted with an application, the names on the share certificates may not be the same as those on the submitted share certificates. For those who desire the return of the share certificates in the same name as the shares presented with the tender application, please submit share certificates representing one unit in respect of all the shares presented with the tender application.

(Note 1) Identification Documents

Shareholders who open a new account at Nomura Securities Co., Ltd. (the Tender Offer Agent) must also submit the following identification documents. Shareholders who have already opened an account will need to submit the following identification documents in certain cases. For details regarding the identification documents, etc., please contact the Tender Offer Agent.

Individual Shareholders: Certificate of registered seal *(inkan-touroku shoumeisho)*, health insurance card, *(kenkou-hoken-sho)*, drivers license or passport, etc.
Items to be identified: name, address and date of birth

Corporate Shareholders: Certificate of corporate registry or documents issued by governmental authorities, etc.

Items to be identified: corporate name and location of headquarters or main office

In addition to an identification of the corporate shareholder, identification of the corporate representative or its attorney (representative, attorney in fact or person in charge of the execution of the agreement to tender the shares) will be required.

Non-Japanese Shareholders: For non-Japanese individuals who do not reside in Japan and non-Japanese corporations who have their headquarters or main office outside Japan, identification documents such as documents issued by a foreign government recognized by the Japanese government or a competent international organization, which must be equivalent to identification documents for Japanese residents.

(Note 2) Self-Assessment Taxation Separate From Other Income With Regard to Capital Gains (For Individual Shareholders):

Capital gains on the shares realized from a share transfer will be subject to self-assessment taxation separate from other income. Please contact a licensed tax attorney or other experts for specific tax questions and make your own judgment.

(2) Method of Cancellation of Application for Tender Offer

Applying shareholders may, at any time during the Tender Offer period, cancel the application for the Tender Offer.

In the case of such cancellation, the applying shareholders must deliver or mail a document requesting the cancellation of the application for the Tender Offer ("document of cancellation"), attaching the receipt of application for the Tender Offer to the head office or a branch office in Japan of the below designated Tender Offer Agent, by 15:30 of the end of the Tender Offer period. When mailing the documents, the cancellation of the acceptance of the

Tender Offer will not be effective unless the documents of cancellation are delivered by 15:30 of the end of the Tender Offer period.

Person who has the authority to receive the documents of cancellation

Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo
(Other offices (branch offices) of Nomura Securities Co., Ltd. located in Japan)

(3) Method of Return of Share Certificates, etc.

In the event that applying shareholders give notice of the cancellation of the application for the Tender Offer in the manner described in "(2) Method of Cancellation of Application for Tender Offer" above, the share certificates concerned will be returned immediately following the completion of the cancellation procedures, by the method indicated in "(4) Method of Return of Share Certificates, etc." of "10. Method of Settlement" below.

(4) Name and Location of Head Office of Securities Company/Banks, etc. Holding and Returning Share Certificates, etc.

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

8. Funds Required for Tender Offer

(1) Funds, etc. Required for Tender Offer

Aggregate Price of Tender Offer (¥) (a)	74,854,034,800
Type of Consideration other than Cash	—
Total amount of Consideration other than Case	—
Commission (b)	300,000,000
Others (c)	20,000,000
Total (a)+(b)+(c)	75,174,034,800

(Note 1) "Commission (a)" is composed of estimated amount which is required to be paid in case of acquiring all scheduled stock purchase (22,344,488 shares).

(Note 2) "Commission (b)" is comprised of estimated commissions to be paid to the Tender Offer Agent.

(Note 3) "Others (c)" is comprised of estimated fees and expenses for the public notice and for printing this Statement and other necessary documents, etc.

(Note 4) Expenses to be incurred by the Tender Offer Agent and fees for legal counsels will also be paid. However, the amounts thereof are not yet determined.

(Note 5) Consumption tax and similar charges are not included.

(2) Deposits or Loan for Funds Required for Purchase, etc.

a. Deposits as of one or two Days preceding the Date hereof

Type of Deposits	Amount (thousand yen)
Negotiable Certificates of Deposit	100,000,000
Total (a)	100,000,000

b. Borrowings as of Day Preceding Date hereof

【Financial Institutions】

	Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousand yen)
1	—	—	—	—
2	—	—	—	—
Total				—

【Others】

Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousand yen)
—	—	—	—
Total			—

c. Funds to be Borrowed after Date hereof

【Financial Institutions】

	Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousand yen)
1	—	—	—	—
2	—	—	—	—
Total (b)				—

【Others】

Category of Business of Lender	Name of Lender	Contents of contract	Amount (thousand yen)
—	—	—	—
Total (c)			—

d. Other Methods of Financing

Contents	Amount (thousand yen)

—	—
Total (d)	—

e. Total of Deposits or Loans of Funds Required for Purchase, etc.
100,000,000 thousand yen ((a)+(b)+(c)+(d))

(3) Relationship, etc. between Tender Offeror and Company Issuing Securities to be Used as a Consideration of Tender Offer
N/A

9. Conditions of Company Issuing Securities to be Used as a Consideration for Tender Offer
N/A

10. Method of Settlement

(1) Name and Location of Head Office of Securities Company/Banks, etc. in Charge of Settlement
Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

(2) Commencement of Date of Settlement
Thursday, June 22, 2006

(3) Method of Settlement
The notice of purchase through the Tender Offer etc. will be mailed to the address of the applying shareholder (or the standing proxy in the case of Non-Japanese Shareholders) without delay after the end of the Tender Offer period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, pursuant to applying the shareholders' instructions, remit the purchase price without delay after the commencement date of settlement to the place designated by the applying shareholder (or the standing proxy in the case of Non-Japanese Shareholders) or pay at the head office or branch offices of the Tender Offer Agent.

(4) Method of Return of Share Certificates, etc.
In the event that all or a part of the shares for which a tender application has been presented are not purchased under the terms mentioned in "(1) Conditions Set forth in each Item of Article 27-13, Paragraph 4 of the Law" and "(2) Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc." of "11. Other Conditions and Methods of Purchase, etc", the share certificates, etc. required to be returned will be returned to the applying shareholders pursuant to the shareholders' instruction immediately after the commencement date of settlement (or the date of withdrawal, etc., if the Tender Offer is withdrawn, etc.) in either by (a) delivering to the applying shareholders, or mailing to the address of the applying shareholders (or the standing proxy in case of the Non-Japanese shareholders) or (b) in case where the share certificates of the shares applied are kept in custody by the Tender Offer Agent (or JSDC through the Tender Offer Agent), returning the shares certificates not purchased so that such shares are hold under the same conditions as those applying at the time of application.

11. Other Conditions and Methods of Purchase, etc.

(1) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law
N/A. The Tender Offeror will purchase all such share certificates concerned.

(2) Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.
Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 2.1 through 2.8, and Item 3 as well as Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw its offer. Should the Tender Offeror intend to withdraw the Tender Offer, it will give notice through electronic disclosure as well as in *The Nihon Keizai Shinbun*; provided, however, if it is deemed difficult to give such notice within the Tender Offer period, the Tender Offeror will make a public announcement pursuant to Article 20 of the TOB Order and forthwith give public notice.

(3) Matters Concerning Applying Shareholders' Right of Cancellation of Application
Any applying shareholder may cancel an application for the Tender Offer at any time during the Tender Offer period. The method of cancellation shall be as described in "(2) Method of Cancellation of Application for Tender Offer" of "7. Method of Application for Tender Offer and Cancellation thereof."

No claim for indemnification or penalty payment will be made to any applying shareholder by the Tender Offeror, even though the application of the applying shareholder is canceled. The cost of returning share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

(4) Method of Disclosure if the Conditions, etc. of Tender Offer are Changed
Should any terms and conditions of the Tender Offer be changed, the Tender Offeror will give a public notice thereof through electronic disclosure as well as in *The Nihon Keizai Shinbun* as to such change; provided, however, that if it is deemed difficult to make such notice within the Tender Offer period, the Tender Offeror will make a public announcement in accordance with Article 20 of the TOB Order, and forthwith give public notice. The purchase of the shares applied for prior to such public notice will also be made in accordance with the terms and conditions so changed.

(5) Method of Disclosure if Amendment Statement is Filed
If an amendment statement is filed with the Director of the Kanto Local Finance Bureau, the Tender Offeror will forthwith make a public announcement of the contents thereof which are relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the TOB Order. The Tender Offeror will also forthwith amend this Statement and provide the amended tender offer explanatory statement to the applying shareholders who have received the former statement. If the amendments are made only to a limited extent, however, the Tender Offeror may, instead of providing an amended tender offer explanatory statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the details thereof to the applying shareholders.

(6) Method of Disclosure of Results of Tender Offer
The Tender Offeror will make a public announcement regarding the results of the Tender Offer in accordance with Article 9.4 of the Enforcement Order and Article 30.2 of the TOB Order on the day following the last day of the Tender Offer period.

II. 【Conditions of Tender Offeror】

1. Summary Description of Tender Offeror

(1) History of Tender Offeror

The Company was founded on February 23, 1907 and took over all of the businesses of The Japan Brewery Company, one of the first beer brewing companies in Japan. This served as the basis for the current development of the Company's core business. The table below shows major items related to the Company (and its consolidated subsidiaries) since its foundation.

Date	Major Descriptions
February 1907	Foundation of Kirin Brewery Company Ltd. Grant of exclusive sales rights to Meidi-Ya
May 1923	Acquired and merged with Toyo Brewery Co., Ltd. (which was then converted to Sendai Plant)
September 1923	Collapse of Yokohama Yamate Plant (Amanuma) because of the Great Kanto Earthquake
June 1926	Completion of the Yokohama Plant (Namamugi)
January 1927	Termination of contract for grant of exclusive beer sales rights to Meidi-Ya. The Company commenced the sales of beer. Opening of seven branches, including the Tokyo Branch (currently the Tokyo Central Branch of the Metropolitan Area Sales and Marketing Division) and Osaka Branch (Osaka Branch of the Kinki Area Sales and Marketing Division)
January 1943	Opening of the Kirin Science Laboratories (currently the Laboratories for Frontier Technologies, Pharmaceutical Research and Development Laboratories)
May 1949	Listings on both the Tokyo Stock Exchange and Osaka Securities Shares, concurrent with the resumption of their services
July 1949	Revival of five branches and three sales offices, including the Yokohama Branch (currently the Yokohama Branch of the Metropolitan Area Sales and Marketing Division), upon the abolishment of the Alcohol Beverage Distribution Corporation (founded in March 1948)
March 1955	Opening of the Sapporo Sales Office (currently the Hokkaido Branch of the Northern Area Sales and Marketing Division)
January 1962	Opening of the Shizuoka Sales Office (currently the Shizuoka Branch of the Chubu Area Sales and Marketing Division)
February 1962	Completion of the Nagoya Plant
April 1963	Foundation of Automated Sales Services Co., Ltd. (currently Kirin Beverage Corporation, a consolidated subsidiary)
January 1964	Opening of the Niigata Sales Office (currently Niigata Branch of the Metropolitan Area Sales and Marketing Division)
February 1966	Completion of the Fukuoka Plant
June 1970	Completion of the Toride Plant
April 1972	Completion of the Okayama Plant
February 1974	Opening of the Kanto Branch (currently Gunma Branch of the Metropolitan Area Sales and Marketing Division, and others)
May 1974	Completion of the Shiga Plant
May 1975	Completion of the Chitose Plant (soft drinks)
November 1976	Completion of the Head Office Building (currently the Harajuku Head Office)
February 1979	Opening of the Kanazawa Branch (currently the Hokuriku Branch of the Chubu Area Sales and Marketing Division)

April 1979	Completion of the Tochigi Plant
March 1983	Completion of the Shin-Sendai Plant
September 1983	Opening of the Development and Science Laboratories (currently the Pharmaceutical Research and Development Laboratories)
October 1983	Opening of the Raw Materials Laboratories (currently the Green and Flower Laboratories)
February 1985	Opening of the Chiba Branch (currently the Chiba Branch of the Metropolitan Area Sales and Marketing Division)
February 1986	Opening of the Saitama Branch (currently the Saitama Branch of the Metropolitan Area Sales and Marketing Division)
May 1986	Completion of the Chitose Plant (beer Plant)
January 1990	Commencement of production of pharmaceuticals at Takasaki Pharmaceuticals Plant
January 1990	Opening of the Safety Laboratories (currently the Pharmaceutical Development Laboratories)
April 1990	Commencement of sales of pharmaceuticals
January 1991	Transfer of a part of operations of the soft drink and tomato drink businesses to Kirin Beverage
May 1992	Completion of the New Technologies Research and Development Laboratories (currently the Laboratories for Frontier Technologies)
May 1993	Completion of the Hokuriku Plant
January 1995	Listing of Kirin Beverage on the Second Section of the Tokyo Stock Exchange
April 1995	Completion of the new head office building (Shinkawa, Chuo-ku)
June 1996	Reassignment of Kirin Beverage to the First Section of the Tokyo Stock Exchange
May 1997	Completion of the Kobe Plant
February 1998	Commencement of sales of Happoshu
April 1998	Investment of equity of LION NATHAN LTD. (currently a consolidated subsidiary)
January 2001	Integration of the sales division of Kirin Seagram (currently Kirin Distillery) and commencement of sales of whiskies and other alcohol beverages
July 2001	Commencement of sales of canned chuhai
December 2001	Investment in equity of SAN MIGUEL CORPORATION (currently a consolidated subsidiary)
November 2002	Commencement of sales of shochu
April 2005	Commencement of sales of new genre (other various alcohol beverages)

(2) Business Purpose of Tender Offeror and its Businesses

Business Purpose of Tender Offeror

The purpose of the Company is to conduct businesses described below and all other businesses incidental or beneficially relating to any of the business below.

1. Production and sale of beer and other alcohol beverages;
2. Production and sale of soft drinks and other beverages;
3. Production and sale of foodstuffs;
4. Production and sale of chemical products;
5. Manufacture, sale, import and export of pharmaceuticals and medical equipment;
6. Production and sale of fertilizers and feed;
7. Buying, selling, renting and maintenance of real estate;
8. Warehouse operation;

9. Management of sport facilities;
10. Management of restaurants and accommodation facilities;
11. Design, production, installation, operation, and management of facilities for the production of alcohol beverages and other drinks and related equipment, and technical instructions and sales thereof;
12. Production and sale of agricultural products, including seeds, flowering plants, vegetables and fruits; and
13. Financial services.

Tender Offeror's Businesses

The Kirin Group is a corporate group centered around the Company and consists of 257 consolidated subsidiaries, and 16 affiliated companies accounted for by the equity method. The major businesses and positions in the industry of The Kirin Group are set out below.

(Alcohol Beverage Business)

The Company produces beer, happoshu, and other alcohol beverages (including new genre products), and sells the same and other Western liquors and, Chinese alcohol beverages. As for overseas businesses, Kirin (China) Investment Co., Ltd. (a consolidated subsidiary) manages the overall beer business in China; Zhuhai Kirin President Brewery Co., Ltd. (a consolidated subsidiary) and Dalian Daxus Brewery Co., Ltd. (for which the equity method is applicable) produces and sell beer and wines in China; Lion Nathan Ltd. (a consolidated subsidiary) produces beer and wines in Australia and New Zealand, and San Miguel Corporation (for which the equity method is applicable) produces and sells beers in the Philippines. Kirin Australia Pty. Ltd., (a consolidated subsidiary) produces and sells malts used for beer brewery in Australia. Kirin Distillery Co., Ltd. (a consolidated subsidiary) Western liquors and chuhai, and Ei-Sho-Gen Co., Ltd. (a consolidated subsidiary) produces and sells Chinese alcohol beverages. Raymond Vineyard & Cellar, Inc. (a consolidated subsidiary) produces and sells wines in the U.S., and Four Roses Distillery LLC (a consolidated subsidiary) produces bourbon whiskies in the U.S. Kirin Communications Stage Co., Ltd. (a consolidated subsidiary) promotes the merchandising of Kirin products to volume retailers and the quality control of Kirin products at restaurants.

(Soft Drinks Business)

Kirin Beverage Corporation (a consolidated subsidiary listed on the First Section of TSE) produces and sells soft drinks. Hokkaido Kirin Beverage Corporation (a consolidated subsidiary), Tokyo Kirin Beverage Corporation (a consolidated subsidiary), and Kansai Kirin Beverage Corporation (a consolidated subsidiary) sell soft drinks in Hokkaido, the Tokyo metropolitan area and the Kinki area, respectively. Bebucks (a consolidated subsidiary) sells soft drinks in the Chugoku and Shikoku area; Kirin MC Danone Waters Co., Ltd. (a consolidated subsidiary) imports, produces and sells mineral water; and Kirin Tropicana Co., Ltd. (accounted for by the equity method) produces and sells fruit beverages.

Additionally, Kinki Coca-Cola Bottling Co., Ltd. (which is accounted for by the equity method listed on the First Sections of TSE and OSE) focuses on the production and sales of Coca Cola™ products. In the U.S., The Coca-Cola Bottling Company of Northern New England, Inc. (a consolidated subsidiary) manufactures and sells Coca Cola™ products.

(Pharmaceuticals Business)

The Pharmaceutical Division of the Company manufactures and sells pharmaceutical products. Kirin Bio Pharmaceuticals Co., Ltd. (China) manufactures and sells pharmaceuticals and Kirin-Amgen Inc. (accounted for by the equity method) conducts R&D of pharmaceutical products.

(Other Businesses)

In the Agribio Business Division, Kirin Agribio EC B.V. (a consolidated subsidiary) manages flower/plants-related businesses in Europe. In the Nutrient Foods Division, Takeda Kirin Foods Corp (a consolidated subsidiary) produces and sells natural seasonings and Kirin Well Foods Corporation (a consolidated subsidiary) produces and sells health foods. In addition, Koiwai Dairy Products Co., Ltd. (a consolidated subsidiary) produces and sells milk and other dairy products. Yonekyu Co., Ltd. (which is accounted for by the equity method and is listed on the First Section of NSE) produces and sells meat and processed-meat products. Nagono Tomato Co., Ltd. (a consolidated subsidiary) produces and sells food products and provides outsourcing services to produce Kirin brand beverages. Kirin Logistics Corp. (a consolidated subsidiary) engages in the business of transporting cargos by automobile. Kirin International Trading Inc. (a consolidated subsidiary) exports and imports food products. Yokohama Arena Co., Ltd. (a consolidated subsidiary) manages and operates event facilities, and Yokohama Akarenga Soko manages and operates commercial facilities in the Yokohama Akarenga Soko area. Kirin Engineering Co., Ltd. (a consolidated subsidiary) conducts plant engineering businesses for food-related industries and Kirin Techno-System Corp (a consolidated subsidiary) manufactures and sells various inspection equipment for automobiles.

Corporate Group: the Principal Operating Companies in the Respective Business Segments


Kirin Brewery Company, Limited
Alcohol Beverages Business
Kirin Communication Stage Co.,Ltd.
Cooperation for Sales of Alcohol Beverages
LION NATHAN LTD. and 137 others
Sale and Manufacture of Malts
KIRIN AUSTRALIA PTY. LTD.
Kirin (China) Investment Company, Limited
※ Dalian Daxue Brewery Company, Limited
Kirin Brewery (Zhuhai) Company, Limited and 2 others
※ SAN MIGUEL CORPORATION
EI SHO GEN Co., Ltd.
KIRIN DISTILLERY Co., Ltd.
RAYMOND VINEYARD & CELLAR, INC.
Four Roses Distillery LLC
Sale of Liquors, etc.
7 others, Total 157 companies
Soft Drinks Business
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp.
Tokyo Kirin Beverage Service Co., Ltd.
Kansai Kirin Beverage Service Co., Ltd.
Vivex Co., Ltd.
Kirin MC Danone Waters Co., Ltd.
※ Kirin-Tropicana, Inc.
and 11 others
The Coca-Cola Bottling Company of Northern New England, Inc.
and 6 others
※ Kinki Coca-Cola Bottling Co., Ltd.
Total 26 companies
Pharmaceuticals Business
Sale and Manufacture of Pharmaceuticals
Kirin Kunpeng (China) Bio-Pharmaceutical Co., Ltd.
Consent to use of Patent
※ KIRIN-AMGEN,INC.
10 others, Total 12 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
※ YONEKYU CORPORATION
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd. and 15 others
Engineering Service
Kirin Engineering Co., Ltd.
Sale and Manufacturing of Machinery
Kirin Techno-System Co., Ltd. and other
Kirin Agribio EC B.V. and 28 others
Kirin Well-Foods Company, Limited
Takeda-Kirin Foods Corporation
Yokohama Arena Co., Ltd.
Import/Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC.
24 others Total 78 companies
Consolidated subsidiaries are stated above, except for ※ marked affiliates to which the equity method is applied.

(companies listed in the double squares: Kirin Beverage Corporation's consolidated subsidiaries)

(3) Amount of Paid-in Capital and Total Number of Issued Shares of Tender Offeror

As of May 12, 2006

Amount of Paid-in Capital	Total Number of Issued Shares
¥102,045,793,357	984,508,387 shares

(4) Major Shareholders

As of December 31, 2005

Name or trade name	Address	Number of Shares owned (thousands)	Shareholding Ratio to All Issued Shares (%)
Meiji Yasuda Life Insurance Company (Standing proxy: Japan Trustee Service Bank, Ltd.)	1-1 Marunouchi 2-chome, Chiyoda-ku Tokyo (8-12 Harumi 1-chome, Chuo-ku, Tokyo)	43,697	4.44
The Bank of Tokyo-Mitsubishi, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	35,085	3.56
Moxley & Co. (Standing proxy: The Bank of Tokyo-Mitsubishi Ltd.)	23 WALL STREET NEW YORK, N.Y. 10015 U.S.A. (7-1 Marunouchi 2-chome, Chiyoda-ku Tokyo)	33,973	3.45
Japan Trustee Service Bank, Ltd.(Trust Account)	8-11, Harumi 1-chome, Chuo-ku Tokyo	33,015	3.35
State Street Bank and Trust Company (Standing proxy: Kabuto-cho Securities Clearing Services Office, Mizuho Corporate Bank)	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (6-7 Kabuto-cho, Chuo-ku, Tokyo)	27,334	2.78
The Master Trust Bank of Japan Ltd. (Trust Account)	11-3 Hamamatsu-cho 2-chome, Minato-ku Tokyo	23,938	2.43
Isono Shokai Ltd.	456 Onumacho 2-chome Kodaira-city Tokyo	23,272	2.36
Melon Bank Treaty Clients Omnibus (Standing proxy: Tokyo Branch, Hong Kong Shanghais Bank)	ONE BOSTON PLACE BOSTON, MA 02108 U.S.A. (11-1, Nihombashi 3-chome, Chuo-ku, Tokyo)	19,173	1.95
Shinsei Bank, Ltd.	1-8, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo	15,353	1.56
The Nomura Trust and Banking Co., Ltd. (Retirement Benefit Trust for The Mitsubishi UFJ Trust and Banking Corporation)	2-2 Otemachi 2-chome, Chiyoda-ku Tokyo	11,621	1.18
Total	—	266,465	27.07

Notes:

1. The Company owns 28,173,000 treasury shares in addition to the number of shares above. (The ratio to all issued outstanding shares is 2.86%)

2. The Bank of Tokyo-Mitsubishi Ltd. merged with UFJ Bank on January 1, 2006 and its trade name changed to The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of the same date.

3. The Mitsubishi UFG Financial Group, Inc. filed an amended large-volume shareholding report on November 15, 2005, indicating its joint holding with The Bank of Tokyo-Mitsubishi Ltd., Mitsubishi UFJ Trust and Banking Corporation, Mitsubishi UFJ Securities Co., Ltd., Mitsubishi UFJ Asset Management Co., Ltd., and MU Investment Corporation. However, since the Company is unable to identify the precise numbers of shares beneficially owned by such companies as of December 31, 2005, the Company did not include such companies in "Major Shareholders" above.

The shareholdings as of October 31, 2005 stated in the amended shareholding report are as below.

Name	Address	Number of Shares Owned (000)	Shareholding Ratio to All Issued Shares (%)
The Bank of Tokyo-Mitsubishi, Ltd.	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	39,585	4.02
Mitsubishi UFJ Trust and Banking Corporation	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	36,929	3.75
Mitsubishi UFJ Securities Co., Ltd.	4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	828	0.08
Mitsubishi UFJ Asset Management Co., Ltd.	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo	2,017	0.20
MU Investment Corporation	2-15, Nihombashi-Muromachi 3-chome, Chuo-ku, Tokyo	25	0.00
Total	—	79,385	8.06

(5) Personal History and Number of Shares Owned by Directors and Officers

As of May 12, 2006

Title	Job Responsibility	Name	Date of birth	Employment History		Number of shares owned (000)
Chairman and Representative Director		Koichiro Aramaki	November 15, 1939	Apr. 1964	Joined the Company	73
				Mar. 1990	Deputy General Manager, Pharmaceuticals Business Division	
				Mar. 1994	Director and Deputy General Manager, Pharmaceuticals Business Division	
				May 1995	Director and General Manager, Pharmaceuticals Business Division	
				Mar. 1997	Managing Director and General Manager, Pharmaceuticals Business Division	
				Mar. 1999	Senior Managing Director and General Manager, Pharmaceuticals Business Division	

				Jan. 2001	Senior Managing Director and President of Pharmaceuticals Company	
				Mar. 2001	President and Chief Executive Officer	
				Mar. 2006	Chairman and Chief Executive Officer (current)	
President and Representative Director		Kazuyasu Kato	November 24, 1944	Apr. 1968	Joined the Company	46
				Mar. 1997	General Manager, Hokkaido Branch	
				Mar. 2000	Director and General Manager, Kyushu Branch	
				Oct. 2001	Director and General Manager of the Alcohol Beverage Sales and Marketing Division	
				Mar. 2002	Director and General Manager of the Alcohol Beverage Sales and Marketing Division; General Manager of the Alcohol Beverage Sales and Marketing Division	
				Mar. 2003	Managing Executive Officer and General Manager of the Beverage Sales and Marketing Division	
				Mar. 2004	Managing Director, Managing Executive Officer, and General Manager of the Beverage Sales and Marketing Division	
				Mar. 2006	President and Chief Executive Officer (current)	
Executive Vice President and Representative Director		Naomichi Asano	February 19, 1941	Apr. 1965	Joined the Company	49
				Mar. 1993	General Manager of Accounting Department	
				Nov. 1995	International General Manager of Beer Business Division	
				Mar. 1996	Director and International General Manager of Beer Business Division	
				Mar. 1998	Managing Director	
				Jan. 2001	Managing Director and President of International Beer Company	
				Mar. 2002	Senior Managing Director and President of International Beer Company	

				Mar. 2003	Senior Managing Director and Senior Managing Executive Officer	
				Mar. 2004	Executive Vice President and Director	
				Mar. 2006	Executive Vice President and Representative Director (current)	
Managing Director		Takeshi Shimazu	April 26, 1945	Apr. 1968	Joined the Company	32
				Mar. 1999	General Manager of Hokuriku Plant	
				Mar. 2002	Director and General Manager of Toride Plant	
				Mar. 2003	Executive Officer and General Manager of Toride Plant	
				Mar. 2004	Managing Director and Managing Executive Officer	
				Mar. 2006	Managing Director (current)	
Managing Director		Kazuhiro Sato	February 14, 1948	Apr. 1970	Joined the Company	17
				Mar. 2000	General Manager of Accounting Department	
				Mar. 2002	Director and General Manager of Accounting Department	
				Mar. 2003	Executive Officer and General Manager of Accounting Department	
				Mar. 2004	Managing Director and Managing Executive Officer	
				Mar. 2006	Managing Director (current)	

Managing Director		Kouichi Matsuzawa	December 13, 1948	Apr. 1973	Joined the Company	6
				Mar. 2002	General Manager of Hokuriku Plant	
				Mar. 2003	General Manager of Production and Quality Control Department	
				Mar. 2004	Executive Officer and General Manager of Production and Quality Control Department	
				Mar. 2005	Managing Executive Officer and General Manager of Production and Quality Control Department	
				Mar. 2006	Managing Director (current)	
Managing Director		Tomohiro Mune	November 4, 1948	Apr. 1972	Joined the Company	10
				Mar. 1999	General Manager of Academic Sales Department of Pharmaceutical Division	
				Jan. 2001	General Manager of Academic Sales Department of Pharmaceutical Company	
				Nov. 2001	General Manager of Sales Division of Pharmaceutical Company	
				Mar. 2002	General Manager of Personnel Department	
				Mar. 2004	Executive Officer and General Manager of Personnel Department	
				Mar. 2006	Managing Director (current)	
Director		Kenjiro Hata	July 27, 1928	May. 1954	Joined Meiji Life Insurance Company	5
				Apr. 1990	President and Representative Director of Meiji Life Insurance Company	
				Apr. 1998	Chairman and Representative Director of Meiji Life Insurance Company	
				Mar. 1999	Director of the Company (current)	
				Jul. 2003	Advisor of Meiji Life Insurance Company	
				Jan. 2004	Advisor of Meiji Yasuda Insurance Company	
				Dec. 2005	Special Advisor of the Company (current)	

Director		Satoru Kishi	March 29, 1930	Apr. 1953	Joined Mitsubishi Bank Co., Ltd.	—
				Feb. 1992	Executive Vice President and Representative Director of Mitsubishi Bank Co., Ltd.	
				Apr. 1996	Vice President and Representative Director of The Bank of Tokyo-Mitsubishi Ltd.	
				Jan. 1998	President and Representative Director of The Bank of Tokyo-Mitsubishi Ltd.	
				Mar. 1999	Director of the Company (current)	
				Jun. 2000	Chairman and Representative Director of The Bank of Tokyo-Mitsubishi Ltd.	
				Jun. 2002	Advisor of The Bank of Tokyo-Mitsubishi Ltd.	
				Jan. 2006	Advisor of The Bank of Tokyo-Mitsubishi UFJ Bank Ltd. (current)	
Director		Akira Genma	August 1, 1934	Apr. 1959	Joined Shiseido Co., Ltd.	—
				Jun. 1997	President and Representative Director of Shiseido Co., Ltd.	
				Jun. 2001	Chairman and Chief Executive Officer of Shiseido Co., Ltd.	
				Jun. 2003	Advisor of Shiseido Co., Ltd. (current)	
				Mar. 2006	Director of the Company (current)	
Standing Corporate Auditor		Tadahisa Kohno	November 14, 1944	Apr. 1967	Joined the Company	14
				Mar. 1996	President and Representative Director of Kirin Techno-System Corp.	
				Mar. 2001	General Manager of Corporate Management Audit Department	
				Mar. 2003	Standing Corporate Auditor (current)	
Standing Corporate Auditor		Motokazu Fujita	September 16, 1947	Apr. 1970	Joined the Company	9
				Mar. 2000	General Manager of Information System Department	
				Mar. 2003	Standing Corporate Auditor (current)	

Corporate Auditor		Toyoshi Nakano	December 16, 1935	Apr. 1959	Joined Mitsubishi Trust and Banking Company Ltd.	—
				Jun. 1993	Executive Vice President of Mitsubishi Trust and Banking Company Ltd.	
				Jun. 1995	President and Representative Director of Mitsubishi Trust and Banking Company Ltd.	
				Jun. 1999	Chairman and Representative Director of Mitsubishi Trust and Banking Company Ltd.	
				Mar. 2000	Corporate Auditor of the Company (current)	
				Apr. 2004	Chief Advisor of Mitsubishi Trust and Banking Company Ltd.	
				Oct. 2005	Chief Advisor of Mitsubishi UFJ Trust and Banking Company Ltd. (current)	
Corporate Auditor		Teruo Ozaki	December 29, 1944	Nov. 1974	Registered as a certified public accountant	—
				Jul. 1984	Representative partner of Eiwa Audit Corporation	
				Sep. 1991	Representative partner of Inoue Saito Eiwa Audit Corporation	
				Oct. 1993	Representative partner of Asahi Audit Corporation (currently KPMG AZSA&Co.)	
				Jul. 1999	Senior Managing Director of Asahi Audit Corporation	
				Jan. 2002	Vice President of Asahi Audit Corporation	
				Sep. 2003	Retired from Asahi Audit Corporation	
				Oct. 2003	Representative of Teruo CPA Office (current)	
				Mar. 2004	Corporate Auditor of the Company (current)	
Corporate Auditor		Kazuo Tezuka	April 7, 1941	Apr. 1967	Registered as an attorney at law Joined Kaneko Wakamatsu Law Office (current)	—
				Apr. 1991	Vice President of Daini Tokyo Bar Association (Retired in March 1992)	

				Apr. 1991	Managing Director of Japan Federation of Bar Associations (Retired in March 1992)	
				May. 1995	Member of Company Law Committee of Legal Council (Retired in February 2002)	
				Mar. 2006	Corporate Auditor of the Company (current)	
Total						263

Notes:

1. Toyoshi Nakano, Teruo Ozaki, and Kazuo Tezuka are all outside auditors prescribed in Article 2, Paragraph 16 of the Company Law.
2. There are 26 executive officers in addition to the directors and auditors mentioned above.

2. Financial Condition

(1) Basis for preparing financial statements

The consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statement, Etc. (Finance Ministerial Ordinance No. 28 of 1976 ("Financial Statements Regulations").

(2) Audit Assurance

The consolidated financial statements for the consolidated fiscal year ended December 31, 2004 and the consolidated fiscal year ended December 31, 2005 have been audited by KPMG AZSA & Co. under Article 193-2 of the Securities and Exchange Law.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	Fiscal Year ended December 31, 2004 Amount	Percentage over total assets	Fiscal Year ended December 31, 2005 Amount	Percentage over total assets
Current Assets					
Cash		183,501		169,334	
Notes and accounts receivable, trade	(*1)	292,708		290,077	
Marketable securities		800		50	
Inventories		83,296		94,156	
Deferred tax assets		19,919		16,568	
Other		45,111		27,219	
Allowance for doubtful accounts		(4,489)		(2,551)	
Total Current Assets		620,848	34.0	594,855	30.7
Fixed Assets					
Property, plant and equipment					
Buildings and structures (Purchase price)	(*1,2)	446,124		456,671	
Less accumulated depreciation		(255,586)		(265,488)	
Buildings and structures (Book value)		190,537		191,182	
Machinery, equipment and vehicle (Purchase Price)	(*1,2)	614,825		645,598	
Less accumulated depreciation		(448,944)		(473,346)	
Machinery, equipment and vehicle (Book value)		165,881		172,252	
Land	(*1,7)	154,474		156,380	
Construction in progress		33,567		25,990	
Other (Purchase price)		171,536		146,180	
Less accumulated depreciation		(129,717)		(109,098)	
Other (Book value)		41,819		37,081	
Total		586,279	32.2	582,887	30.1
Intangible Assets					
Goodwill		22,016		22,509	
Consolidation differences		40,275		38,412	
Other	(*1)	72,652		74,954	
Total		134,945	7.4	135,876	7.0
Investments and Other Assets					
Investment securities		372,095		516,757	
Long term loans receivable		5,629		6,261	
Life insurance investments		36,491		37,193	
Deferred tax assets		17,970		15,757	
Other		53,464		52,058	
Allowance for doubtful accounts		(3,935)		(3,781)	
Total		481,716	26.4	624,247	32.2
Total Fixed Assets		1,202,941	66.0	1,343,010	69.3
TOTAL ASSETS		1,823,790	100.0	1,937,866	100.0

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		Fiscal Year ended December 31, 2004		Fiscal Year ended December 31, 2005	
	(Note)	Amount	Percentage over total assets	Amount	Percentage over total assets
Current Liabilities					
Notes and accounts payable, trade		111,418		107,436	
Short-term loans payable and long-term debt with current maturities	(*1)	24,882		18,269	
Bonds due within one year		—		69,900	
Liquor taxes payable		117,066		107,563	
Income taxes payable		13,523		20,270	
Accrued expenses		78,656		79,479	
Deposits received		51,176		29,318	
Other		46,124		45,154	
Total Current Liabilities		442,847	24.3	477,392	24.6
Long-term Liabilities					
Bonds		171,564		106,241	
Long-term debt	(*1)	67,119		54,236	
Deferred tax liabilities		—		62,443	
Deferred tax liability due to land revaluation	(*7)	3,197		3,197	
Employees' pension and retirement benefits		73,227		71,958	
Retirement benefits for directors and corporate auditors		1,132		1,268	
Reserve for repair and maintenance of vending machines		8,421		7,168	
Reserve for loss on repurchase of land		5,157		3,643	
Reserve for losses on guarantees		—		786	
Deposits received	(*1)	73,374		72,507	
Other		40,273		25,127	
Total Long-term Liabilities		443,469	24.3	408,580	21.1
TOTAL LIABILITIES		886,317	48.6	885,972	45.7
MINORITY INTERESTS		78,857	4.3	79,292	4.1
Common stock	(*5)	102,045	5.6	102,045	5.3
Capital surplus		70,984	3.9	70,999	3.7
Retained earnings		687,905	37.7	730,226	37.6
Land revaluation difference	(*7)	(4,713)	(0.2)	(4,713)	(0.2)
Net unrealized holding gains on securities		52,463	2.9	117,207	6.0
Foreign currency translation adjustments		(35,614)	(2.0)	(18,073)	(0.9)
Treasury stock, at cost	(*6)	(14,456)	(0.8)	(25,091)	(1.3)
TOTAL SHAREHOLDERS' EQUITY		858,615	47.1	972,601	50.2
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,823,790	100.0	1,937,866	100.0

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	Fiscal Year ended December 31, 2004 Amount	Percentage over sales	Fiscal Year ended December 31, 2005 Amount	Percentage over sales
Sales		1,654,886	100.0	1,632,249	100.0
Cost of sales	(*2)	1,008,049	60.9	973,920	59.7
Gross profit		646,836	39.1	658,328	40.3
Selling, general and administrative expenses	(*1,2)	537,444	32.5	546,619	33.5
Operating income		109,392	6.6	111,708	6.8
Non-operating income					
Interest income		750		1,058	
Dividend income		3,341		3,225	
Equity in earnings of affiliates		5,112		8,495	
Rental income		1,621		—	
Other		3,209		6,038	
Total		14,034	0.8	18,817	1.2
Non-operating expenses					
Interest expense		10,221		9,231	
Loss on sale and disposal of finished goods		1,326		1,963	
Other		5,315		4,449	
Total		16,864	1.0	15,645	1.0
Ordinary income		106,562	6.4	114,881	7.0
Special income					
Gain on sale of fixed assets	(*3)	1,766		1,440	
Reversal of allowance for doubtful accounts		331		2,182	
Gain on sale of investment securities		319		1,633	
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	(*4)	26,162		536	
Gain on sale of shares of subsidiaries and affiliates		8,333		8	
Total		36,913	2.2	5,802	0.4
Special expenses					
Loss on disposal of fixed assets	(*5)	5,743		4,264	
Loss on sale of fixed assets	(*6)	251		605	
Loss on impairment	(*8)	12,419		85	
Loss on devaluation of investment securities		1,150		1,466	
Loss on sale of investment securities		17		55	
Business restructuring expense	(*7)	912		4,259	
Loss on sale of shares of subsidiaries and affiliates		—		159	
Expense of reserve for losses on guarantees		—		786	
Loss on devaluation of fixed assets of foreign subsidiaries	(*9)	12,962		—	
Total		33,458	2.0	11,682	0.7
Income before income taxes and minority interests		110,018	6.6	109,001	6.7
Income taxes					
Income taxes - current		39,738		40,226	
Income taxes - deferred		13,518		8,722	
Total		53,256	3.2	48,949	3.0
Minority interests		7,662	0.5	8,788	0.5
Net income		49,099	3.0	51,263	3.1

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
	Amount	Amount
Capital surplus		
Additional paid-in capital		
Balance at beginning of year	70,868	70,984
Increase in capital surplus		
Surplus from sale of treasury stock	116	14
Balance at end of year	70,984	70,999
Retained earnings		
Retained earnings at beginning of year	651,078	687,905
Increase in retained earnings		
Net income	49,099	51,263
Increase due to assets revaluation of foreign subsidiaries	—	3,081
Foreign currency translation adjustments of foreign subsidiaries and affiliates	287	864
Increase due to change in accounting standards of foreign subsidiaries and affiliates	—	861
Total	49,387	56,071
Decrease in retained earnings		
Cash dividends paid	12,078	13,458
Bonuses paid to directors and corporate auditors	251	248
(Corporate auditors' portion included in the above)	(14)	(15)
Decrease due to inclusion of subsidiaries in the consolidation scope	—	42
Decrease due to exclusion of subsidiaries from the consolidation scope	62	—
Decrease due to assets revaluation of foreign subsidiaries	72	—
Decrease due to decrease in number of companies in equity method	93	—
Total	12,559	13,749
Balance at end of year	687,905	730,226

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	(Note)	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
		Amount	Amount
Cash flows from operating activities			
Income before income taxes and minority interests		110,018	109,001
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization		74,059	71,002
Loss on impairment		12,419	85
Amortization of consolidation differences		3,299	3,507
Increase (decrease) in employees' pension and retirement benefits		13,174	(1,258)
Increase (decrease) in prepaid pension cost		(20,156)	-
Interest and dividend income		(4,091)	(4,283)
Equity in earnings of affiliates		(5,112)	(8,495)
Interest expense		10,221	9,231
Gain on sale of fixed assets		(1,766)	(1,440)
Gain on sale of marketable securities and investment securities		(319)	(1,633)
Gain on release from the substitutional portion of the government's welfare pension insurance scheme		(26,162)	-
Gain on sale of shares of subsidiaries and affiliates		(8,333)	-
Loss on disposal and sale of fixed assets		5,995	4,870
Loss on devaluation of investment securities		1,150	1,466
Loss on devaluation of fixed assets of foreign subsidiaries		12,962	-
Decrease (increase) in notes and accounts receivable, trade		(2,662)	3,238
Decrease (increase) in inventories		6,283	(8,336)
Increase (decrease) in notes and accounts payable, trade		3,964	(4,329)
Increase (decrease) in liquor taxes payable		(173)	(9,724)
Increase (decrease) in consumption taxes payable		-	(4,044)
Increase (decrease) in deposits received		-	(21,858)
Other		(5,724)	4,449
Sub-total		179,046	141,447
Interest and dividend received		6,284	7,254
Interest paid		(9,967)	(9,114)
Income taxes paid		(47,399)	(34,871)
Net cash provided by operating activities		127,963	104,716
Cash flows from investing activities			
Payment for purchases of property, plant and equipment and intangible assets		(69,020)	(62,960)
Proceeds from sale of property, plant and equipment and intangible assets		5,261	14,339
Payment for purchases of marketable securities and investment securities		(2,758)	(35,409)
Proceeds from sale and redemption of marketable securities and investment securities		18,170	18,447
Payment for purchases of shares of subsidiaries			(6,755)
Payment for acquisition of shares of newly consolidated subsidiaries	(*2)	(963)	(2,336)
Proceeds from sale of shares of subsidiaries excluded from the	(*3)	810	7,718

consolidation scope			
Proceeds from acquisition of shares of newly consolidated subsidiaries	(*2)	356	-
Other		3,891	261
Net cash used in investing activities		(44,252)	(66,693)
Cash flows from financing activities			
Increase (decrease) in short-term loans payable		(6,824)	(287)
Proceeds from long-term debt		23,409	6,325
Repayment of long-term debt		(32,698)	(25,151)
Payment for purchase of treasury stock		(785)	(10,693)
Proceeds from sale of treasury stock		432	72
Cash dividends paid		(12,088)	(13,446)
Cash dividends paid to minority shareholders		(7,187)	(8,086)
Other		(159)	(774)
Net cash used in financing activities		(35,901)	(52,041)
Effect of exchange rate fluctuation on cash and cash equivalents		(424)	1,563
Net increase (decrease) in cash and cash equivalents		47,385	(12,456)
Cash and cash equivalents at beginning of year		129,978	177,257
Net increase (decrease) in cash and cash equivalents from new consolidation/de-consolidation of subsidiaries		(105)	-
Cash and cash equivalents at end of year	(*1)	177,257	164,800

SIGNIFICANT ACCOUNTING POLICIES

1. Scope of consolidation

(1) Consolidated subsidiaries: 257 companies
Major consolidated subsidiaries: KIRIN BEVERAGE CORPORATION, LION NATHAN LTD.

The following table shows changes in the consolidation scope for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New establishment	1	Subsidiary of KIRIN BEVERAGE CORPORATION
	New acquisition	3	Subsidiaries of LION NATHAN LTD.
	New acquisition and establishment	9	Subsidiaries of Kirin Agribio EC B.V. and others
Decrease	Completion of liquidation	27	Subsidiaries of LION NATHAN LTD. and others
	Sale of shares	3	Kirin Feed Limited and others
	Merger	2	Subsidiary of The Coca-Cola Bottling Company of Northern New England, Inc. and other

(2) Major unconsolidated subsidiaries: KIRIN AGRIBIO USA, INC.
Certain subsidiaries including KIRIN AGRIBIO USA, INC. were excluded from the consolidation scope because the effect of their sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.

2. Application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

(2) Affiliated companies accounted for by the equity method: 16 companies
Major affiliated companies: KINKI COCA-COLA BOTTLING CO., LTD., YONEKYU CORPORATION, SANMIGUEL CORPORATION

The following table shows changes of the scope of application of the equity method for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	New acquisition	1	Affiliate of Kirin (China) Investment Company, Limited

(3) Certain investments in unconsolidated subsidiaries including KIRIN AGRIBIO USA, INC. and affiliates including DIAMOND SPORTS CLUB CO., LTD. were not accounted for by the equity method, and were stated at cost because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements were immaterial.

(4) Although the Company holds voting interest greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, the Company does not have significant influence over this entity. Therefore, the investment is not accounted for by the equity method.

(5) Where fiscal year-ends of the affiliated companies accounted for by the equity method are different from that of the Company, the Company mainly used their financial statements as of their fiscal year-ends and for the years then ended for applying the equity method.

Where the difference between the Company's and an affiliates' year-end is more than 6 months, the Company used their interim financial statements that were for the most recent accounting periods.

3. Fiscal year-ends of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose fiscal year-ends are different from that of the Company.

Consolidated subsidiaries		Fiscal year-end	
Lion Nathan Ltd. and its subsidiaries		September 30	(*i)
Twyford International Inc.		September 30	(*i)
Japan Potato Corporation		September 30	(*i)

(*i) The Company used the financial statements of the companies as of their fiscal year-ends and for the years then ended for consolidation.

(ii) Kirin Well-Foods Company, Limited has changed its fiscal year-end from November 30 to December 31.

With respect to (*i), the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and fiscal year-end of the Company.

4. Accounting policies

(1) Valuation of major assets

(a) Valuation of securities
1) Held-to-maturity debt securities are stated at amortized cost.
2) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.

3) Available-for-sale securities without fair market value are stated at the moving-average cost.

(b) Derivative financial instruments
Derivative financial instruments are stated at fair value.

(c) Valuation of inventories
1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.
2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.
3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, plant and equipment
1) Depreciation is calculated using the declining-balance method except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.
2) Depreciation for several consolidated subsidiaries is calculated using the straight-line method.
3) Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(b) Amortization of intangible assets
1) The Company and consolidated domestic subsidiaries amortize intangible assets using the straight-line method.
2) Consolidated overseas subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts
The Company and consolidated subsidiaries provide allowance for doubtful accounts in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits
The Company and consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year.

Prior service cost is amortized on the straight-line method over mainly 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is mainly 15 years, beginning from the following fiscal year.

(Background for below-mentioned "Return of substitutional portion of Welfare Pension Insurance")
Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own employees' pension fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own employees' pension fund under the government's permission and supervision.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2004)
Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labor and

Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. Accordingly, the Company reduced employees' pension and retirement benefit obligations relating to the substitutional portion to the amount that is expected to be transferred back to the government (minimum legal reserve), and the difference was recognized in the statements of income. Unrecognized prior service cost and unrecognized actuarial difference, which are relating to the substitutional portion, were recognized in the statements of income.

As a result, the Company recognized gain on release from the substitutional portion of the government's welfare pension insurance scheme as special income, in the amount of ¥26,162 million.

(Return of substitutional portion of Welfare Pension Insurance for the year ended December 31, 2005)
Based on the enforcement of the Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004, for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. With the transfer of the minimum actuarial liability to the Government on September 8, 2005, the Company completed the procedures for transfer of the substitutional portion of its employees' pension fund plan. The effect on net income of this transfer was not material.

(c) Retirement benefits for directors and corporate auditors
Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company and consolidated subsidiaries.

(d) Reserve for repair and maintenance of vending machines
Kirin Beverage Corporation and consolidated subsidiaries provide reserve for repair and maintenance of vending machines by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheets.

(e) Reserve for loss on repurchase of land
The Company provides the reserve at an amount deemed necessary to cover the possible loss on repurchase of land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(f) Reserve for losses on guarantees
The Company provides the reserve for the probable losses on guarantees of liabilities based on the financial position and other conditions of each company receiving such guarantees.

(4) Leases

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases. Consolidated overseas subsidiaries mainly capitalize finance leases.

(5) Hedge accounting

(a) Method of hedge accounting
1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and consolidated subsidiaries defer recognition of gains and losses resulting from changes in fair value of derivative financial instruments until the related losses and gains on the hedged items are recognized.
2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, forward foreign exchange contracts and hedged items are accounted for in the following manner:

(i) If a forward foreign exchange contract is executed to hedge an existing foreign currency receivable or payable,

a) the difference, if any, between the amount in Japanese yen of the hedged foreign currency receivable or payable translated using the spot rate at the inception date of the contract and the book value of the receivable or payable is recognized in the consolidated statements of income in the period which includes the inception date, and

b) the discount or premium on the contract (that is, the difference between the Japanese yen amount of the contract translated using the contracted forward rate and that translated using the spot rate at the inception date of the contract) is recognized over the term of the contract.

(ii) If a forward foreign exchange contract is executed to hedge a future transaction denominated in a foreign currency, the future transaction will be recorded using the contracted forward rate, and no gains or losses on the forward foreign exchange contract are recognized.

3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

4) Interest rate swaps that hedge transactions between consolidated companies are stated at fair value and the changes in the fair value are recognized as income or loss for the current fiscal year.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and consolidated subsidiaries and the items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, currency swap contracts, etc.	Receivables and payables in foreign currency, future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable
Commodity swap contracts, etc.	Commodity price

(c) Hedging policy

The Company and consolidated subsidiaries use derivative financial instruments mainly for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum prices.

(d) Assessment of hedging effectiveness

The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with the corresponding changes in the hedging derivative instruments.

(6) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time when the Company acquired control of the respective subsidiaries.

6. Consolidation differences

Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as consolidation differences in the consolidated balance sheets and amortized using the straight-line method over periods between 15 and 20 years. If the amount is small, it is fully recognized as expenses as incurred.

7. Appropriation of retained earnings

The appropriation of retained earnings of the Company and the consolidated subsidiaries is based upon the

appropriation resolved during the current fiscal year.

8. Cash and cash equivalents
   In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGE IN ACCOUNTING POLICIES

(1) Accounting method for real estate business

Until the year ended December 31, 2004, the Company recorded the net amount of rental income and expenses from real estate business as "Rental income" in non-operating income. Effective from the current accounting period, the Company changed its accounting method for such rental income and expenses under which rental income and expenses are recorded as sales and cost of sales, respectively except that the income from other than rental property business such as the partial rental of its own premises is recorded as usual.

This change was made in order to establish a better presentation of the Company's results of operations by reflecting real estate business more appropriately in its financial statements, considering the increasing importance of this real estate business along with the commencement of business of the commercial facilities developed by old factory site and its business stability expected in the medium and long terms as well.
The effect of this change was to increase sales and cost of sales by ¥4,624 million and ¥2,973 million, respectively, and to increase gross profit and operating income by ¥1,650 million, respectively, for the year ended December 31, 2005 compared with what would have been recorded under the previous method. There is no effect on ordinary income and income before income taxes and minority interests for the year ended December 31, 2005.
The effect of this change on segment information is explained in Note "SEGMENT INFORMATION".

(2) Accounting standard for employees' pension and retirement benefits

Effective from the current accounting period, the Company adopted new accounting standard for employees' pension and retirement benefits and related guidance (Accounting Standards Board Statement No.3, "Partial Revision of Accounting Standard for Retirement Benefits" and Financial Accounting Standard Implementation Guidance No. 7, "Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits", issued by the Accounting Standards Board of Japan on March 16, 2005).
The effect on net income of the adoption of this new accounting standard is not material.

CHANGE IN PRESENTATION

(CONSOLIDATED BALANCE SHEETS)

(1) Deferred tax liabilities, the amount of which was ¥13,638 million and was included in "Other" of "Long-term liabilities" for the year ended December 31, 2004, is separately presented in "Deferred tax liabilities" of "Long-term liabilities" for the year ended December 31, 2005 to conform to the disclosure requirements.

(CONSOLIDATED STATEMENTS OF INCOME)

(1) Rental income, the amount of which is ¥202 million is included in "Other" of "Non-operating income" for the year ended December 31, 2005, to conform to the disclosure requirements. Such amount was separately presented in "Rental income" of "Non-operating income" for the year ended December 31, 2004.

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

(1) "Increase (decrease) in prepaid pension cost" and "Gain on sale of shares of subsidiaries and affiliates", the amount of which are (¥1,270) million and (¥8) million, respectively, are included in "Other" of "Cash flows from

operating activities" for the year ended December 31, 2005, because it became immaterial. Such amounts were separately presented in "Cash flows from operating activities" for the year ended December 31, 2004.

(2) "Gain on release from the substitutional portion of the government's welfare pension insurance scheme", the amount of which is (¥536) million, is included in "Increase (decrease) in employees' pension and retirement benefits" of "Cash flows from operating activities" for the year ended December 31, 2005, because it became immaterial. Such amount was separately presented in "Cash flows from operating activities" for the year ended December 31, 2004.

(3) "Increase (decrease) in consumption taxes payable", the amount of which was (¥497) million and was included in "Other" of "Cash flows from operating activities" for the year ended December 31, 2004, is separately presented in "Cash flows from operating activities" for the year ended December 31, 2005, because it became material.

(4) "Increase (decrease) in deposits received", the amount of which was (¥6,995) million and was included in "Other" of "Cash flows from operating activities" for the year ended December 31, 2004, is separately presented in "Cash flows from operating activities" for the year ended December 31, 2005, because it became material.

(5) "Payment for purchases of shares of subsidiaries", the amount of which was (¥510) million and was included in "Other" of "Cash flows from investing activities" for the year ended December 31, 2004, is separately presented in "Cash flows from investing activities" for the year ended December 31, 2005, because it became material.

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

*1 Details of collateral

(1) Collateral (¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Notes and accounts receivable, trade	14,272	16,493
Buildings and structures	1,835	1,688
Machinery, equipment and vehicles	1,052	670
Land	750	734
Other of Intangible assets	101	66
Total	18,012	19,653
Following assets, which are included in the above, are pledged as factory foundation collateral		
Buildings and structures	161	149
Land	46	46
Total	208	196

(2) Secured borrowings (¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Short-term loans payable	200	200
Long-term debt (including current maturities of long-term debt)	13,194	13,261
Postage charge (facility limit)	0	0
Deposits received	3,408	3,408
Total	16,803	16,870
Following borrowings, which are included in the above, are guaranteed by factory foundation collateral		
Short-term loans payable	200	200

Note: Factory foundation collateral consists of the headquarters factory of Nagano Tomato Corporation.

*2 Amount reduced from fixed assets due to government subsidy received (¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Buildings and structures	129	129
Machinery, equipment and vehicles	250	300
Total	380	429

*3 Investments in unconsolidated subsidiaries and affiliates (¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Investment securities (Capital stock)	117,923	166,108
Investments and Other Assets - other (Other than capital stock)	201	198

*4 Contingent liabilities

(1) Guarantees for unconsolidated subsidiaries and affiliated companies

(¥ millions, Foreign currency: thousands)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
The Bacardi Lion Joint Venture	796	1,290
(in foreign currency)	(AUD 10,000)	(AUD 15,000)
Other	599	353
(Number)	(5)	(3)
(Foreign currencies included in "Other")	11	4
	(AUD 140)	(AUD 50)

(2) Guarantees for employees' housing loan from banks (¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
	9,432	8,205

(3) Guarantees for customers (¥ millions, Foreign currency: thousand)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Southeastern Container, Inc.	1,156	1,310
(in foreign currency)	(USD 11,102)	(USD 11,102)
Other	1,081	840
(Number)	(32)	(30)
(Foreign currencies included in "Other")	1,002	716
	(AUD 12,592)	(AUD 8,326)
Total contingent liabilities	13,065	12,000
(Arrangements similar to guarantees included in the above)	(388)	(149)

*5 Number of shares issued (shares)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Common stock	984,508,387	984,508,387

*6 Number of treasury shares held by the Company and affiliates accounted for by the equity method (shares)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Common stock	18,577,240	28,173,415

*7 Revaluation of land

Fiscal Year ended December 31, 2004		Fiscal Year ended December 31, 2005	
Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used.		Kirin Beverage Corporation, a consolidated subsidiary, revalued land used for business on December 31, 2001 pursuant to the Law Concerning Land Revaluation (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001). Due to revaluation of land in assets, the revaluation difference of the portion attributable to the interests held by the Company was accounted for as "Land revaluation difference" in shareholders' equity. Revaluation was performed by adjusting the road rating pursuant to Article 2, Item 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax prescribed in Article 2, Item 3 of the Law was used.	
Date of revaluation	December 31, 2001	Date of revaluation	December 31, 2001
Difference between the fair value and carrying amount of the revalued land	¥3,657 million	Difference between the fair value and carrying amount of the revalued land	¥4,711 million
(Additional information) Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003). Following the application of the new accounting standard, the Company reviewed the business plan on the above-mentioned land. As a result, the Company revised the amount of "Land revaluation difference" and related deferred tax assets or liability.		-	

*8 Discounted amount of notes receivable

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Trade notes discounted	13	-

(CONSOLIDATED STATEMENTS OF INCOME)

*1 Major elements of selling, general and administrative expenses

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Sales promotion	158,869	168,918
Freight	50,222	50,517
Advertising	63,177	64,104
Employees' pension and retirement benefit expenses	11,260	8,638
Salaries and wages of employees	89,403	92,317
Research and development expenses	28,182	28,726
Depreciation	24,860	24,033

*2 Research and development expenses included in selling, general and administrative expenses and cost of sales

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Total Research and development expenses	28,201	28,745

*3 Gain on sale of fixed assets

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Land	1,605	1,337
Other	161	103
Total	1,766	1,440

*4 Gain on release from the substitutional portion of the government's welfare pension insurance scheme

Year ended December 31, 2004	Year ended December 31, 2005
-	Gain on release from the substitutional portion of the government's welfare pension insurance scheme was recognized at 1 consolidated subsidiary in accordance with the receipt of the approval from the Minister of Health, Labor and Welfare for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme.

*5 Loss on disposal of fixed assets

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Buildings and Structures	3,168	2,341
Machinery, equipment and vehicles	2,163	1,423
Other	412	499
Total	5,743	4,264

*6 Loss on sale of fixed assets

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Buildings and Structures	44	149

Machinery, equipment and vehicles	127	387
Land	73	36
Other	5	32
Total	251	605

*7 Business restructuring expense

Fiscal Year ended December 31, 2004	Year ended December 31, 2005
Business restructuring expense represents premium on retirement benefits resulting from early retirement at 2 companies of consolidated subsidiaries.	Business restructuring expense represents premium on retirement benefits amounted to ¥2,380 million resulting from employment transfer at 2 companies of consolidated subsidiaries and the expected loss amounted to ¥1,879 million on a basic sales agreement of the land and plant facilities that 1 consolidated subsidiary of Nutrient Food Business Company concluded along with its decision to shift main production functions of its flavoring business overseas as a part of strengthening its profitability.

*8 Loss on impairment

Year ended December 31, 2004	Fiscal Year ended December 31, 2005
During the fiscal year ended December 31, 2004, the Company and consolidated domestic subsidiaries recognized loss onimpairment on following group of assets. Use Location Type of assets Asset for rent Shibuya-ku, Tokyo and 2 others Land, buildings and structures, and other Idle properties Shioya-gun, Tochigi and 6 others Land, buildings and structures, and other Assets used for business (Restaurant business) Minato-ku, Tokyo and 15 others Buildings and structures, and other Assets used for business (Operation of commercial facility) Yokohama, Kanagawa Buildings and structures, and other The Company and consolidated domestic subsidiaries classified fixed assets into groups by the type of respective business (alcohol beverages, soft drinks, pharmaceuticals, and others), which are the units making investment decisions. For fixed assets in the real estate business included in others, the restaurant business and idle properties, each property or each store is considered to constitute a group. Headquarters and welfare facilities were classified as corporate assets because they do not generate cash flows independent of other assets or group of assets. Carrying amounts of certain assets for rent in the real	-

estate business and idle properties were devalued to their recoverable amounts, owing to substantial decline in the fair market value and the sluggish rent market. Carrying amounts of certain assets used for business were not recovered by estimated future cash flows, and their carrying amounts were devalued to their recoverable amounts. As a result, the Company recognized loss on impairment in the amount of ¥12,419 million, which consisted of land ¥10,059 million, buildings and structures ¥2,087 million and other ¥272 million, as special expenses. Recoverable amount of each group of assets is the higher amount of net selling price (fair value less costs to sell) or value in use. The Company mainly used appraisal value prepared by real estate appraisers for calculating net selling price, and value in use was calculated by discounting future cash flows at interest rate of 5.0 %. (Change in accounting standard for Impairment of Fixed Assets) Effective from the year ended December 31, 2004, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and "Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets" (the Financial Accounting Standard Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003) with early adoption permitted from the year ended March 31, 2004 or thereafter. As a result, income before income taxes and minority interests decreased by ¥12,419 million, compared with what would have been reported if the new accounting standard had not been adopted early. Accumulated loss from impairment is deducted directly from the acquisition costs of the related assets in accordance with the revised disclosure requirements.	

*9 Loss on devaluation of fixed assets of foreign subsidiaries

Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Loss on devaluation of fixed assets of foreign subsidiaries represents devaluation of goodwill of wine and beer businesses and property, plant and equipment (Machinery, equipment and vehicles) at a consolidated overseas subsidiary (Lion Nathan Ltd.).	-

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

*1. Reconciliation of cash

Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows:

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Cash	183,501	169,334
Marketable securities	800	50
Fixed term deposits exceeding 3 months	(3,538)	(4,422)
Equity securities and bonds, etc. with maturities exceeding 3 months	(800)	(50)
Short-term loans payable (bank overdraft)	(2,706)	(111)
Cash and cash equivalents	177,257	164,800

*2. Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares

Assets and liabilities of the newly consolidated subsidiaries by acquisition of shares at the inception of their consolidation, related acquisition cost and net expenditure for acquisition of shares are as follows:

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Current assets	718	425
Fixed assets	1,058	4,969
Consolidation differences	-	4
Current liabilities	(213)	(344)
Long-term liabilities	(260)	(39)
Minority interests	-	(52)
Acquisition cost of shares	1,303	4,963
Payment during the previous year	(78)	-
Accounts payable	(252)	(2,274)
Cash and cash equivalents of the acquired companies	(7)	(352)
Payment for acquisition of shares of newly consolidated subsidiaries	963	2,336

Assets and liabilities of the newly consolidated subsidiaries by subscription of shares allocated to the Company at the inception of their consolidation, related acquisition cost and proceeds (net) from acquisition of shares are as follows:

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Current assets	10,552	-
Fixed assets	5,892	-
Consolidation differences	92	-

Current liabilities	(9,194)	-
Long-term liabilities	(2,713)	-
Minority interests	(1,115)	-
Acquisition cost of shares	3,512	-
Acquisition cost of shares or investments accounted for by the equity method at beginning of year	(1,124)	-
Acquisition cost of shares during the year	2,388	-
Subscription of shares allocated to the Company	(2,388)	-
Cash and cash equivalents of the acquired companies	(356)	-
Proceeds from acquisition of shares of newly consolidated subsidiaries	356	-

*3. Assets and liabilities of the subsidiaries excluded from the consolidation scope

Assets and liabilities of the subsidiaries at the time they were excluded from the consolidation scope, related sale price of shares and proceeds (net) from sale of shares are as follows:

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Current assets	3,140	1,808
Fixed assets	11,335	54
Current liabilities	(3,005)	(1,448)
Long-term liabilities	(9,576)	(45)
Carrying amount of shares sold	1,894	368
Gain (Loss) on sale of shares and others	5,553	(150)
Sale price of shares for the year	7,447	218
Accounts receivable	(8,151)	-
Accounts payable	1,635	-
Collections of accounts receivable for the previous year	-	8,508
Payment of accounts payable for the previous year	-	(956)
Cash and cash equivalents of the company excluded from the consolidation scope	(119)	(52)
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope	810	7,718

(LEASE TRANSACTIONS)

1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Machinery, equipment and vehicles:		
Purchase price equivalents	2,414	3,199
Accumulated depreciation equivalents	1,183	1,686
Book value equivalents	1,230	1,512
Other property, plant and equipment (tools and equipment):		
Purchase price equivalents	1,504	7,614
Accumulated depreciation equivalents	740	5,026
Book value equivalents	764	2,588
Total		
Purchase price equivalents	3,919	10,814
Accumulated depreciation equivalents	1,924	6,713
Book value equivalents	1,994	4,100

(2) Lease commitments

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Due within one year	731	1,780
Due over one year	1,293	2,455
Total	2,024	4,235

(3) Lease expenses, depreciation equivalents and interest expense equivalents

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Lease expenses	1,039	1,995
Depreciation equivalents	815	1,751
Interest expenses equivalents	52	99

(4) Calculation method of depreciation equivalents
Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expense equivalents
Differences between total lease expenses and purchase price equivalents of the leased properties comprise interest expense equivalents and insurance, maintenance and certain other operating costs. Interest expense equivalents are allocated using the interest method over the lease terms.

2. Lessee lease - Operating lease

The Company and consolidated subsidiaries have lease commitments under non-cancelable operating leases as follows.

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Due within one year	2,118	1,882
Due over one year	5,781	5,215
Total	7,899	7,097

3. Lessor lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(1) Purchase price, accumulated depreciation and book value of leased properties

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Other property, plant and equipment (leased assets)		
Purchase price	13,410	-
Accumulated depreciation	8,589	-
Book value	4,820	-
Other intangible assets (leased assets)		
Purchase price	-	-
Accumulated depreciation	-	-
Book value	730	-
Total		
Purchase price	13,410	-
Accumulated depreciation	8,589	-
Book value	5,551	-

(2) Lease commitments

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Due within one year	1,747	-
Due over one year	3,934	-
Total	5,681	-

(3) Lease revenue, depreciation and interest income equivalents

(¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Lease revenue	2,645	1,147
Depreciation	2,275	984
Interest income equivalents	299	129

(4) Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

1. Held-to-maturity debt securities with fair market value (¥ millions)

Classification	Fiscal Year ended December 31, 2004			Fiscal Year ended December 31, 2005		
Securities with fair market value exceeding book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	1,239	1,248	8	409	411	1
Corporate bonds	200	202	2	200	201	1
Other	—	—	—	—	—	—
Sub-total	1,439	1,450	11	609	612	2
Securities with fair market value not exceeding book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Govermental/municipal bonds	179	178	(0)	329	327	(2)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	179	178	(0)	329	327	(2)
Total	1,618	1,629	10	939	940	0

2. Available-for-sale securities with fair market value (¥ millions)

Classification	Fiscal Year ended December 31, 2004			Fiscal Year ended December 31, 2005		
Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	125,169	215,691	90,522	142,880	340,283	197,403
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	125,169	215,691	90,522	142,880	340,283	197,403
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	13,843	11,394	(2,449)	294	285	(9)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	13,843	11,394	(2,449)	294	285	(9)
Total	139,013	227,086	88,073	143,174	340,568	197,394

3. Total sale of available-for-sale securities (¥ millions)

	Fiscal Year ended December 31,2004	Fiscal Year ended December 31,2005
Amount sold	1,466	2,592
Total gain on sale	319	1,633
Total loss on sale	17	55

4. Book value of major securities not measured at fair market value (¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Available-for-sale securities		
Unlisted equity securities (excluding OTC securities)	26,196	9,239
Other	71	51
Total	26,267	9,290

5. The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities

(as of December 31, 2004) (¥ millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	799	619	—	—
Corporate bonds	—	200	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	799	819	—	—

(as of December 31, 2005) (¥ millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	49	689	—	—
Corporate bonds	—	200	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	49	889	—	—

6. Impairment loss on investment securities

(Prior fiscal year: January 1, 2004 to December 31, 2004)

Impairment losses of ¥1,150 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the year ended December 31, 2004. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(Current fiscal year: January 1, 2005 to December 31, 2005)

Impairment losses of ¥1,466 million were recognized in the consolidated statements of income as "Loss on devaluation of investment securities", for available-for-sale securities for the year ended December 31, 2005. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, unless the value

is considered recoverable. For available-for-sale securities without fair market value, when the substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized in the consolidated statements of income on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by reasonable grounds.

(DERIVATIVE TRANSACTIONS)

Derivative financial instruments currently utilized by the Company and consolidated subsidiaries include currency forward contracts, currency option contracts, currency swap contracts, interest rate future contracts, interest rate option contracts, interest rate swap contracts, commodity swap contracts, commodity option contracts and commodity forward contracts.

Interest rate derivatives such as interest rate future, interest rate option and interest rate swap are utilized to hedge fluctuation risk of interest rates with respect to loans receivable and loans payable.

Currency derivatives such as currency forward, currency option and currency swap are utilized to hedge fluctuation risk of foreign currency exchange rates with respect to receivables and payables from import transactions of raw materials and others and issue of bonds and others in foreign currencies.

Commodity derivatives such as commodity swap, commodity option and commodity forward are utilized to hedge fluctuation risk of price of raw materials on purchase transactions.

The Company and consolidated subsidiaries do not enter into derivative contracts for speculative purposes. The Company and consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items with corresponding changes in the hedging instruments.

Interest rate swap transactions hedge transactions between consolidated companies, and hedge accounting is not applied.

The derivative contracts utilized by the Company and consolidated subsidiaries are exposed to the fluctuation risks of market interest rates, foreign currency exchange rates and price of raw materials. However, the credit risks associated with these derivatives are considered low because the counter parties of these derivative contracts are prime financial institutions with high credit standing and therefore it is anticipated that those counter parties are able to fully satisfy their obligations under the contracts.

The administration and control of these derivative transactions are in accordance with the "Accounting Policies" authorized at the management meeting of the Company or by the board of directors of consolidated subsidiaries.

The fair value of the derivative contracts utilized by the Company and consolidated subsidiaries was as follows:

<u>For the year ended December 31, 2004</u>

Interest-related transactions

(¥ millions)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive fixed, pay floating	3,126	3,126	(17)	(17)
Total		3,126	3,126	(17)	(17)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.
(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.
(iii) The notional amounts of derivatives shown in the above do not measure market risks exposure of the Company and consolidated subsidiaries.

For the year ended December 31, 2005

Interest-related transactions

(¥ millions)

Classification	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Interest rate swap Receive fixed, pay floating	3,542	3,542	(84)	(84)
Total		3,542	3,542	(84)	(84)

(i) Fair value of swaps is based on the prices obtained from the financial institutions.
(ii) Derivative transactions utilized by the Company and consolidated subsidiaries other than above are applied by hedge accounting, and are not included in the above.
(iii) The notional amounts of derivatives shown in the above do not measure market risks exposure of the Company and consolidated subsidiaries.

(EMPLOYEES' PENSION AND RETIREMENT BENEFITS)

1. Summary of the employees' pension and retirement benefit

(a) The Company and consolidated domestic subsidiaries provide four types of contributory defined benefit plans, which are lump-sum severance payment plan, defined benefit corporate pension plan, employees' pension fund plan and tax-qualified pension plan. Extra payments may be added upon retirement of employees.

(b) Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, and Kirin Beverage Employees' Pension Fund, established by Kirin Beverage Corporation, a consolidated subsidiary, received the approval from the Minister of Health, Labour and Welfare on November 1, 2004 for an exemption from the obligation of paying benefits for employees' prior services relating to the substitutional portion of the Welfare Pension Insurance Scheme. Concurrently, welfare pension fund plan was changed to defined benefit corporate pension fund plan. With the transfer of the minimum actuarial liability to the Government for the fiscal year ended December 31, 2005, the Company and Kirin Beverage Corporation completed the procedures for transfer of the substitutional portion of its employees' pension fund plan.

(c) Several consolidated subsidiaries provide defined contribution plans and/or defined benefits plans.

(d) The Company has established a pension and retirement benefits trust.

2. Liabilities for employees' pension and retirement benefits

The liabilities for employees' pension and retirement benefits included in the liability section of the consolidated balance sheets as of December 31, 2005 and 2004 consisted of the following:

(¥ millions)

	Fiscal Year ended December 31,2004	Fiscal Year ended December 31,2005
Projected benefit obligation	(289,956)	(238,757)
Fair value of plan assets	196,348	159,886
Unfunded pension obligation	(93,607)	(78,870)
Unrecognized plan assets (deduction of obligation)	(1,662)	-
Unrecognized actuarial differences	43,923	30,283
Unrecognized prior service cost (deduction from obligation)	(1,721)	(1,941)
Net of employees' pension and retirement benefit obligation	(53,068)	(50,528)

Prepaid pension cost	20,159	21,429
Employees' pension and retirement benefits	(73,227)	(71,958)

	Fiscal Year ended December 31, 2004		Fiscal Year ended December 31, 2005
1.	Substitutional portion of the Welfare Pension Insurance Scheme is included in the above.	1.	Substitutional portion of the Welfare Pension Insurance Scheme is included in the above.
2.	Several consolidated subsidiaries calculated the projected benefit obligations using the simplified method.	2.	Several consolidated subsidiaries calculated the projected benefit obligations using the simplified method.

3. Employees' pension and retirement benefits expenses

Included in the consolidated statements of income for the years ended December 31, 2005 and 2004 were employees' pension and retirement benefit expenses comprised of the following:

(¥ millions)

	Fiscal Year ended December 31,2004	Fiscal Year ended December 31,2005
Service cost (Notes #1, 2)	8,322	7,913
Interest cost	8,260	6,656
Expected return on plan assets	(4,602)	(4,513)
Amortization of actuarial differences	5,209	3,597
Amortization of prior service cost	(199)	(106)
Employees' pension and retirement benefit expenses	16,990	13,547
Gain on release from the substitutional portion of the government's welfare pension insurance scheme	(26,162)	(536)
Total	(9,172)	13,011

	Fiscal Year ended December 31, 2004		Fiscal Year ended December 31, 2005
1.	Employees' contribution to the employees' pension fund and others is excluded.	1.	Employees' contribution to the defined benefit corporate pension plan and others is excluded.
2.	Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are included.	2.	Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are included.
3.	In addition to the above employees' pension and retirement benefits expenses, ¥ 912 million of premium on employees' retirement benefit was recognized as "Business restructuring expense" of special expenses.	3.	In addition to the above employees' pension and retirement benefits expenses, ¥ 2,380 million of premium on employees' retirement benefit was recognized as "Business restructuring expense" of special expenses.

4. Basis for calculation of employees' pension and retirement benefits

	Fiscal Year ended December 31,2004	Fiscal Year ended December 31,2005
Periodic allocation of anticipated employees' pension and retirement benefits	Allocated equally to each service year	Allocated equally to each service year
Discount rate	Mainly 2.5%	Mainly 2.5%
Expected rate of return on plan assets	Mainly 2.5%	Mainly 2.5%
Amortization of unrecognized prior service cost	Mainly 15 years	Mainly 15 years
Amortization of unrecognized actuarial differences	Mainly 15 years	Mainly 15 years

(DEFERRED INCOME TAXES)

1. Significant components of deferred tax assets and liabilities (¥ millions)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Deferred tax assets:		
Employees' pension and retirement benefits	26,492	27,602
Deferred charges	8,805	8,405
Depreciation	7,410	7,096
Loss on impairment of fixed assets	5,054	4,970
Unrealized gains on fixed assets	4,014	3,915
Other	42,164	39,370
Sub-total	93,941	91,361
Less valuation allowance	(7,623)	(13,346)
Total deferred tax assets	86,318	78,015
Deferred tax liabilities:		
Net unrealized holding gains on securities	(35,850)	(80,320)
Reserve for deferred gains on sale of property	(9,327)	(9,169)
Prepaid pension cost	(8,204)	(8,721)
Accelerated depreciation of foreign subsidiaries	(3,727)	(3,456)
Other	(4,972)	(6,615)
Total deferred tax liabilities	(62,082)	(108,284)
Net deferred tax assets	24,235	(30,268)
Deferred tax asset due to land revaluation		
Deferred tax asset due to land revaluation	5,126	5,126
Less valuation allowance	(5,126)	(5,126)
Total deferred tax asset due to land revaluation	—	—
Deferred tax liability due to land revaluation		
Deferred tax liability due to land revaluation	(3,197)	(3,197)
Net deferred tax asset (liability) due to land revaluation	(3,197)	(3,197)
Deferred tax assets and liabilities were included in the consolidated balance sheets as follows:		
Current assets – Deferred tax assets	19,919	16,568
Fixed assets – Deferred tax assets	17,970	15,757
Current liabilities - Other	(16)	(151)
Long-term liabilities – Deferred tax liabilities	—	(62,443)
Long-term liabilities – Other	(13,638)	—

2. Significant differences between the statutory tax rate and the effective tax rate (%)

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Statutory tax rate	42.1	40.7
Permanent difference - expenses	2.7	2.6
Permanent difference - revenue	(2.5)	(2.4)

Per capita inhabitant taxes	0.3	0.3
Amortization of consolidation differences	1.3	1.3
Valuation allowance	6.5	5.4
Other	(2.0)	(3.0)
Effective tax rate	48.4	44.9

(SEGMENT INFORMATION)

1. Business segment information

(¥ millions)

	Fiscal Year ended December 31,2004						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,053,291	372,392	62,702	166,500	1,654,886	-	1,654,886
Inter-segment	2,421	139	-	102,667	105,229	(105,229)	-
Total sales	1,055,713	372,532	62,702	269,168	1,760,115	(105,229)	1,654,886
Operating expenses	985,992	349,780	50,559	261,301	1,647,634	(102,140)	1,545,494
Operating income	69,721	22,751	12,142	7,866	112,481	(3,089)	109,392
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	868,739	243,781	79,631	277,360	1,469,512	354,277	1,823,790
Depreciation and amortization	41,606	13,999	3,199	14,304	73,109	949	74,059
Loss on impairment	-	228	-	12,190	12,419	-	12,419
Capital expenditures	25,884	17,587	4,823	14,639	62,934	8,004	70,938

(¥ millions)

	Fiscal Year ended December 31,2005						
	Alcohol Beverages	Soft Drinks	Pharma-ceuticals	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:							
Sales							
Unaffiliated customers	1,019,347	380,177	67,605	165,118	1,632,249	-	1,632,249
Inter-segment	3,158	122	-	114,275	117,556	(117,556)	-
Total sales	1,022,505	380,299	67,605	279,394	1,749,805	(117,556)	1,632,249
Operating expenses	946,839	360,929	53,357	274,975	1,636,101	(115,560)	1,520,540
Operating income	75,666	19,370	14,248	4,419	113,704	(1,995)	111,708
2. Assets, depreciation, loss on impairment and capital expenditures:							
Assets	943,030	250,672	99,251	252,927	1,545,881	391,984	1,937,866
Depreciation and amortization	39,052	16,258	3,470	11,219	70,000	1,001	71,002
Loss on impairment	53	-	-	31	85	-	85
Capital expenditures	19,227	20,614	7,099	11,671	58,612	9,560	68,173

(Notes) • Type and nature of products are considered in classification of business segments. Main products by each segment are as follows;

Business segment	Main products
Alcohol beverages	Beer, sparkling malt liquor (*Happo-shu*), New genre, whiskey, spirits, wine, etc.
Soft drinks	Soft drinks and other drinks
Pharmaceuticals	Pharmaceutical products
Others	Engineering, logistics, floriculture, etc.

- Unallocable operating expenses included in "Eliminations or Corporate" are as follows:

    - Fiscal Year ended December 31, 2005 ¥1,982 million, mainly consists of costs for research and development of basic technologies.
    - Fiscal Year ended December 31, 2004 ¥4,050 million, mainly consists of costs for new business development and costs for research and development of basic technologies at the Company.

- Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.
    - Fiscal Year ended December 31, 2005 ¥500,805 million
    - Fiscal Year ended December 31, 2004 ¥445,102 million

- As discussed in "CHANGE IN ACCOUNTING POLICIES", effective from the Fiscal Year ended December 31, 2005, the Company changed its accounting method to record rental income and expenses as sales and cost of sales, respectively.

  In accordance with this change, the Company reclassifies costs for new business development (¥873 million is recorded for the Fiscal Year ended December 31, 2005) which was included in "Eliminations or Corporate" into "Others" segment as the operating expenses of real estate business.

  The effect of this change in method of accounting was to increase sales, operating expenses and operating income of the "Others" segment by ¥5,604 million, ¥4,688 million and ¥916 million, respectively for the Fiscal Year ended December 31, 2005 compared with what would have been recorded under the previous method. In addition, the effect on operating income of other segments is immaterial and there is no effect on assets of segment information.

2. Geographical segment information

(¥ millions)

	Fiscal Year ended December 31,2004					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,442,288	156,814	55,783	1,654,886	-	1,654,886
Inter-segment	2,052	1,222	1,647	4,922	(4,922)	-
Total sales	1,444,340	158,037	57,431	1,659,809	(4,922)	1,654,886
Operating expenses	1,358,675	134,261	53,555	1,546,491	(997)	1,545,494
Operating income	85,665	23,775	3,876	113,317	(3,925)	109,392
2. Assets	1,016,145	302,101	71,301	1,389,548	434,241	1,823,790

(¥ millions)

	Fiscal Year ended December 31,2005					
	Japan	Asia / Oceania	Others	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	1,415,790	158,924	57,533	1,632,249	-	1,632,249
Inter-segment	2,326	1,103	1,846	5,276	(5,276)	-
Total sales	1,418,117	160,028	59,380	1,637,525	(5,276)	1,632,249
Operating expenses	1,335,976	133,287	54,847	1,524,111	(3,571)	1,520,540
Operating income	82,141	26,740	4,532	113,414	(1,705)	111,708
2. Assets	1,016,667	343,381	94,655	1,454,703	483,162	1,937,866

(Notes) • Geographical distances are considered in classification of country or area. Major countries or areas included in each segment except for Japan are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

- Amounts and major items included in "Eliminations or Corporate" are the same as those described in 1. (Business segment information).

- As discussed in "CHANGE IN ACCOUNTING POLICIES", effective from the Fiscal Year ended December 31, 2005, the Company changed its accounting method to record rental income and expenses as sales and cost of sales, respectively.

  In accordance with this change, the Company reclassifies costs for new business development (¥873 million is recorded for the Fiscal Year ended December 31, 2005) which was included in "Eliminations or Corporate" into "Japan" segment as the operating expenses of real estate business.

  The effect of this change in method of accounting was to increase sales, operating expenses and operating income of the "Japan" segment by ¥4,624 million, ¥3,847 million and ¥777 million, respectively for the year ended December 31, 2005 compared with what would have been recorded under the previous method. In addition, there is no effect on assets of segment information.

3. Overseas sales

(¥ millions)

	Fiscal Year ended December 31,2004		
	Asia / Oceania	Others	Total
Overseas sales	160,999	57,687	218,687
Consolidated sales	-	-	1,654,886
Percentage of overseas sales over consolidated sales	9.7%	3.5%	13.2%

(¥ millions)

	Fiscal Year ended December 31,2005		
	Asia / Oceania	Others	Total
Overseas sales	163,036	59,100	222,136
Consolidated sales	-	-	1,632,249
Percentage of overseas sales over consolidated sales	10.0%	3.6%	13.6%

(Notes) • Geographical distances are considered in classification of country or area. Major countries or areas included in each segment are as follows:

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	U.S.A., Europe

- Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

4. Related party transactions

Disclosure for related party transactions is omitted because there have been no significant transactions with related parties for the Fiscal Year ended December 31, 2004 and 2005, respectively.

(Per share information)

Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Shareholders' equity per share: ¥ 888.65	Shareholders' equity per share: ¥ 1,016.74
Net income per share (Primary): ¥ 50.58	Net income per share (Primary): ¥ 53.23
Net income per share (Diluted) was not presented because there was no potential common stock outstanding.	Net income per share (Diluted) was not presented because there was no potential common stock outstanding.

Note: The basis for calculation of Net income per share was as follows:

	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
Net income (¥ millions)	49,099	51,263
Amounts not attributable to common stock (¥ millions)	242	260
(Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)	(242)	(260)
Net income attributable to common stock (¥ millions)	48,856	51,002
Average number of common stock outstanding during the year (thousand shares)	965,997	958,116

(Subsequent events)

Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005
(Acquisition of treasury stock) On March 7, 2005, the Board of Directors of the Company made a resolution to purchase shares from the market in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan and the Company's Articles of Incorporation, to actively implement measures of management including finance policies, in response to changing business environment. And the Company purchased 9,000,000 shares through a tender offer on March 8, 2005 in the aggregate acquisition costs of ¥ 9,945 million.	-

3. In Case of an Organization other than a Corporation

N/A

4. In Case of an Individual

N/A

III. 【Breakdown of Share Certificates, etc. Owned and/or Traded by Tender Offeror and Specially Related Parties】

1. Breakdown of Ownership of Share Certificates, etc. as of the Date Hereof
   (1) Total Number of Ownership of Share Certificates, etc. of Tender Offeror and/or Specially Related Parties

Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	32,764,656	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	32,764,656	—	—
Total Number of Share Certificates, etc. Owned	32,764,656	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

   (2) Ownership of Share Certificates, etc. of Tender Offeror

Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	32,657,480	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	32,657,480	—	—
Total Number of Share Certificates, etc. Owned	32,657,480	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(3) Ownership of Share Certificates, etc. of Specially Related Parties (in aggregate)

Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	107,176	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	107,176	—	—
Total Number of Share Certificates, etc. Owned	107,176	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(4) Ownership of Share Certificates, etc. of Each Specially Related Party

Name	KIRIN BEVERAGE CORPORATION		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo (Address of the Target Company)		
Contents of Business	Production and sale of soft drinks		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Special Capital Related Affiliate of the Tender Offeror		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	402	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	402	—	—
Total Number of Share Certificates, etc. Owned	402	—	—

(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Yasuhiro Satoh		
Address	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Address of the Tender Offeror)		
Contents of Business	Executive Advisor of the Tender Offeror / Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Executive Advisor of the Tender Offeror / Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	9,334	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	9,334	—	—
Total Number of Share Certificates, etc. Owned	9,334	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Motokazu Fujita		
Address	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Address of Tender Offeror)		
Contents of Business	Corporate Auditor of the Tender Offeror/Corporate Auditor of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Tender Offeror / Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7,	Number of Share Certificates Provided in Article 7,

		Paragraph 3, Item 2 of the Enforcement Order	Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,000	—	—
Total Number of Share Certificates, etc. Owned	1,000	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Yoshikazu Arai		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	President and Representative Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	8,778	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	8,778	—	—
Total Number of Share Certificates, etc. Owned	8,778	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 778 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Hideo Sekizawa		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Senior Managing Director and Representative Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	5,449	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	5,449	—	—
Total Number of Share Certificates, etc. Owned	5,449	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 449 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Masao Otsuka		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Senior Managing Director and Representative Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement

		Order	Order
Share Certificate	3,907	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	3,907	—	—
Total Number of Share Certificates, etc. Owned	3,907	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 207 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Saburo Nakajima		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Senior Managing Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	5,300	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	5,300	—	—
Total Number of Share Certificates, etc. Owned	5,300	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Yoshikazu Kyogoku		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Managing Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	4,253	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	4,253	—	—
Total Number of Share Certificates, etc. Owned	4,253	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 253 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Keishi Hagihara		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Managing Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order

Share Certificate	1,961	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,961	—	—
Total Number of Share Certificates, etc. Owned	1,961	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 161 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Susumu Kawachi		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Director of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,000	—	—
Total Number of Share Certificates, etc. Owned	1,000	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Akira Yachida
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo

Contents of Business	Corporate Auditor of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,431	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,431	—	—
Total Number of Share Certificates, etc. Owned	1,431	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 131 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Mitsuhisa Koyama		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Corporate Auditor of the Target Company		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of the Target Company (special capital related affiliate of the Tender Offeror)		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,028	—	—
Certificate of Right to Acquire Share	—	—	—

Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,028	—	—
Total Number of Share Certificates, etc. Owned	2,028	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 228 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Tatsuo Ito		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Director of Kirin MC Danone Waters Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,069	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,069	—	—
Total Number of Share Certificates, etc. Owned	1,069	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 1,069 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Katsuhiko Takabayashi
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo

Contents of Business	Director of Kirin MC Danone Waters Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	700	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	700	—	—
Total Number of Share Certificates, etc. Owned	700	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Ichiro Shirahashi		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Corporate Auditor of Kirin MC Danone Waters Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	5,117	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—

Deposit Receipt for Shares, etc.	—	—	—
Total	5,117	—	—
Total Number of Share Certificates, etc. Owned	5,117	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 5,117 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Toshimitsu Nakao		
Address	19-36-147 Kita 11-Jo Nishi, Chuo-ku, Sapporo-shi, Hokkaido		
Contents of Business	President and Representative Director of Hokkaido Kirin Beverage Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,371	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,371	—	—
Total Number of Share Certificates, etc. Owned	1,371	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 371 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Toshio Watanabe
Address	19-36-147 Kita 11-Jo Nishi, Chuo-ku, Sapporo-shi, Hokkaido
Contents of Business	Director of Hokkaido Kirin Beverage Co., Ltd.

Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	158	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	158	—	—
Total Number of Share Certificates, etc. Owned	158	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 58 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Tetsu Numazawa		
Address	19-36-147 Kita 11-Jo Nishi, Chuo-ku, Sapporo-shi, Hokkaido		
Contents of Business	Director of Hokkaido Kirin Beverage Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,279	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—

Deposit Receipt for Shares, etc.	—	—	—
Total	2,279	—	—
Total Number of Share Certificates, etc. Owned	2,279	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 79 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Yoshikazu Taga		
Address	19-36-147 Kita 11-Jo Nishi, Chuo-ku, Sapporo-shi, Hokkaido		
Contents of Business	Corporate Auditor of Hokkaido Kirin Beverage Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	700	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	700	—	—
Total Number of Share Certificates, etc. Owned	700	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Masataka Miyamoto
Address	3-17-28 Tago Miyagino-ku, Sendai-shi, Miyagi
Contents of Business	President and Representative Director of Sendai Kirin Beverage Service Co., Ltd.
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd.

	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,598	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,598	—	—
Total Number of Share Certificates, etc. Owned	1,598	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 598 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Kiyotaka Ishida		
Address	3-17-28 Tago Miyagino-ku, Sendai-shi, Miyagi		
Contents of Business	Senior Managing Director and Representative Director of Sendai Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—

Total	2,000	—	—
Total Number of Share Certificates, etc. Owned	2,000	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Kenshi Fujii		
Address	3-17-28 Tago Miyagino-ku, Sendai-shi, Miyagi		
Contents of Business	Corporate Auditor of Sendai Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	100	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	100	—	—
Total Number of Share Certificates, etc. Owned	100	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Akira Takase
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo
Contents of Business	President and Representative Director of Tokyo Kirin Beverage Service Co., Ltd.
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate

Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,623	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,623	—	—
Total Number of Share Certificates, etc. Owned	2,623	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 1,623 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Takahiro Kimura		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Director of Tokyo Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	5,070	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	5,070	—	—
Total Number of Share Certificates, etc. Owned	5,070	—	—

(Total Number of Latent Share Certificates, etc.)	(–)	–	–

(Note) Among the number of shares owned, 4,070 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Itsuo Isayama		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Director of Tokyo Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,201	–	–
Certificate of Right to Acquire Share	–	–	–
Certificate of Bond with Right to Acquire Shares	–	–	–
Deposit Receipt for Shares, etc.	–	–	–
Total	1,201	–	–
Total Number of Share Certificates, etc. Owned	1,201	–	–
(Total Number of Latent Share Certificates, etc.)	(–)	–	–

(Note) Among the number of shares owned, 601 shares held by the director stock ownership association are included (rounded down to the next whole number).

Name	Junich Mishio
Address	4-69 Amazukacho, Nishi-ku, Nagoya-shi, Aichi
Contents of Business	President and Representative Director of Chubu Kirin Beverage Service Co., Ltd.
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)

Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,582	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,582	—	—
Total Number of Share Certificates, etc. Owned	2,582	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 582 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Yutaka Tsuchida		
Address	4-69 Amazukacho, Nishi-ku, Nagoya-shi, Aichi		
Contents of Business	Director of Chubu Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,062	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,062	—	—

Total Number of Share Certificates, etc. Owned	2,062	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 1,062 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Masahiro Tsuge		
Address	4-69 Amazukacho, Nishi-ku, Nagoya-shi, Aichi		
Contents of Business	Director of Chubu Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,014	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,014	—	—
Total Number of Share Certificates, etc. Owned	1,014	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 1,014 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Junichi Takamori
Address	4-69 Amazukacho, Nishi-ku, Nagoya-shi, Aichi
Contents of Business	Director of Chubu Kirin Beverage Service Co., Ltd.
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)

Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,000	—	—
Total Number of Share Certificates, etc. Owned	1,000	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Toshikazu Yamada		
Address	Edobori Center Building 11F 2-1-1, Edobori, Nishi-ku, Osaka-shi, Osaka		
Contents of Business	President and Representative Director of Kansai Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,079	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,079	—	—
Total Number of Share Certificates, etc. Owned	2,079	—	—

(Total Number of Latent Share Certificates, etc.)	(–)	–	–

(Note) Among the number of shares owned, 1,079 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Hirokazu Kitai		
Address	Edobori Center Building 11F 2-1-1, Edobori, Nishi-ku, Osaka-shi, Osaka		
Contents of Business	Director of Kansai Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	3,014	–	–
Certificate of Right to Acquire Share	–	–	–
Certificate of Bond with Right to Acquire Shares	–	–	–
Deposit Receipt for Shares, etc.	–	–	–
Total	3,014	–	–
Total Number of Share Certificates, etc. Owned	3,014	–	–
(Total Number of Latent Share Certificates, etc.)	(–)	–	–

(Note) Among the number of shares owned, 514 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Yuji Yamazaki
Address	Edobori Center Building 11F 2-1-1, Edobori, Nishi-ku, Osaka-shi, Osaka
Contents of Business	Director of Kansai Kirin Beverage Service Co., Ltd.
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate

Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,196	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,196	—	—
Total Number of Share Certificates, etc. Owned	2,196	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 196 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Masuhiro Nemoto		
Address	Edobori Center Building 11F 2-1-1, Edobori, Nishi-ku, Osaka-shi, Osaka		
Contents of Business	Director of Kansai Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,000	—	—
Total Number of Share Certificates, etc. Owned	1,000	—	—

(Total Number of Latent Share Certificates, etc.)	(–)	–	–

Name	Koji Hashimoto		
Address	9-7, Hashimotocho, Naka-ku, Hiroshima-shi, Hiroshima		
Contents of Business	President and Representative Director of VIVAX Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,928	–	–
Certificate of Right to Acquire Share	–	–	–
Certificate of Bond with Right to Acquire Shares	–	–	–
Deposit Receipt for Shares, etc.	–	–	–
Total	2,928	–	–
Total Number of Share Certificates, etc. Owned	2,928	–	–
(Total Number of Latent Share Certificates, etc.)	(–)	–	–

(Note) Among the number of shares owned, 1,928 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Takaomi Hirosawa		
Address	9-7, Hashimotocho, Naka-ku, Hiroshima-shi, Hiroshima		
Contents of Business	Managing Director of VIVAX Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7,	Number of Share Certificates Provided in Article 7,

		Paragraph 3, Item 2 of the Enforcement Order	Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,426	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,426	—	—
Total Number of Share Certificates, etc. Owned	1,426	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 1,426 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Yoshihiro Shinoda		
Address	9-7, Hashimotocho, Naka-ku, Hiroshima-shi, Hiroshima		
Contents of Business	Director of VIVAX Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,199	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,199	—	—
Total Number of Share Certificates, etc. Owned	2,199	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 2,199 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Shizuo Tsuchiya		
Address	9-7, Hashimotocho, Naka-ku, Hiroshima-shi, Hiroshima		
Contents of Business	Director of VIVAX Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,000	—	—
Total Number of Share Certificates, etc. Owned	2,000	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Hiroyuki Kojima		
Address	1-17-5 Higashi-Naka, Hakata-ku, Fukuoka-shi, Fukuoka		
Contents of Business	President and Representative Director of Kyushu Kirin Beverage Service Co, Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order

Share Certificate	3,459	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	3,459	—	—
Total Number of Share Certificates, etc. Owned	3,459	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 1,459 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Masahiko Okawa		
Address	1-17-5 Higashi-Naka, Hakata-ku, Fukuoka-shi, Fukuoka		
Contents of Business	Director of Kyushu Kirin Beverage Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,000	—	—
Total Number of Share Certificates, etc. Owned	2,000	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Tetsuro Jonai
Address	Kanda-Izumicho Building

	1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	President and Representative Director of Kirin Maintenance Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	38	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	38	—	—
Total Number of Share Certificates, etc. Owned	38	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 38 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Fumiyuki Hanada		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Managing Director of Kirin Maintenance Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,525	—	—

Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,525	—	—
Total Number of Share Certificates, etc. Owned	1,525	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 1,525 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Takaaki Izawa		
Address	Kanda-Izumicho Building 1, Kanda-Izumicho, Chiyoda-ku, Tokyo		
Contents of Business	Director of Kirin Maintenance Service Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,000	—	—
Total Number of Share Certificates, etc. Owned	1,000	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Hideaki Tanaka
Address	2-6-9 Toyotama Minami, Nerima-ku, Tokyo

Contents of Business	President and Representative Director of Oriental Vending Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	425	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	425	—	—
Total Number of Share Certificates, etc. Owned	425	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

(Note) Among the number of shares owned, 425 shares held by the employee stock ownership association are included (rounded down to the next whole number).

Name	Michio Ohtate		
Address	Kirin Brewery Harajuku Head Office Building 11F 6-26-1 Jingumae, Shibuya-ku, Tokyo		
Contents of Business	Director of Kirin Business System Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	2,600	—	—
Certificate of Right to Acquire Share	—	—	—

Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	2,600	—	—
Total Number of Share Certificates, etc. Owned	2,600	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Noboru Akiyama		
Address	7388 Hu Tai Road, Shanghai, China		
Contents of Business	Director of Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,200	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,200	—	—
Total Number of Share Certificates, etc. Owned	1,200	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Atsushi Kobayashi
Address	7388 Hu Tai Road, Shanghai, China
Contents of Business	Director of Shanghai Jin Jiang Kirin Beverage & Food Co., Ltd.
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo

	(Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	600	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	600	—	—
Total Number of Share Certificates, etc. Owned	600	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

Name	Nobuyasu Kitahara		
Address	Chaoyangqu, Baiziwanlu 31 Hao, Beijing, China		
Contents of Business	Beijing President Kirin Beverage Corporation		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	1,000	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	1,000	—	—
Total Number of Share Certificates, etc. Owned	1,000	—	—

(Total Number of Latent Share Certificates, etc.)	(–)	–	–

Name	Hiroaki Nou		
Address	29th Fl., Unit 2901 United Center Building 323 Silom Road, Silom, Bangrak, Bangkok, 10500 Thailand		
Contents of Business	President of Siam Kirin Beverage Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificate	900	–	–
Certificate of Right to Acquire Share	–	–	–
Certificate of Bond with Right to Acquire Shares	–	–	–
Deposit Receipt for Shares, etc.	–	–	–
Total	900	–	–
Total Number of Share Certificates, etc. Owned	900	–	–
(Total Number of Latent Share Certificates, etc.)	(–)	–	–

Name	Masatake Arima		
Address	29th Fl., Unit 2901 United Center Building 323 Silom Road, Silom, Bangrak, Bangkok, 10500 Thailand		
Contents of Business	Vice President of Siam Kirin Beverage Co., Ltd.		
Person to Contact	Mamoru Yokomatsu, Executive Officer and General Manger of Accounting Department Kirin Brewery Co., Ltd. 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo (Tel: 03-5540-3411)		
Relationship with Tender Offeror	Officer of Special Capital Related Affiliate		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3

		of the Enforcement Order	of the Enforcement Order
Share Certificate	100	—	—
Certificate of Right to Acquire Share	—	—	—
Certificate of Bond with Right to Acquire Shares	—	—	—
Deposit Receipt for Shares, etc.	—	—	—
Total	100	—	—
Total Number of Share Certificates, etc. Owned	100	—	—
(Total Number of Latent Share Certificates, etc.)	(—)	—	—

2. Trading of Share Certificates, etc. (during 60 days before registration date)
   N/A
3. Material Contracts Concerning Share Certificates, etc.
   N/A
4. Contract of Purchases, etc. of Share Certificates, etc. after the Date Hereof
   N/A
   The Target Company may purchase its own shares during the tender offer period from any shareholder who exercises the right under the Japanese Company Law to require the Target Company to purchase shares constituting less than a unit of shares. The Target Company intends to make such purchase at the market price.

IV. 【Transactions between Tender Offeror and Target Company】

1. Transactions between Tender Offeror and Target Company or its Directors and Officers, and Details thereof
   The aggregate value of transactions between the Company and the Target Company is as follows. There are no material transactions between the Company and Officers of the Target Company.

(in million yen)

Fiscal Year	Fiscal Year ended December 31, 2003	Fiscal Year ended December 31, 2004	Fiscal Year ended December 31, 2005)
Sales to the Target Company	45	173	4,487
Purchase amount to the Target Company	7,832	7,084	5,169

2. Agreements between Tender Offeror and Target Company or its Directors and Officers, and Contents Thereof
   The Tender Offer has been approved by the Target Company's Board of Directors.

V. 【Conditions of Target Company】

1. Profit & Losses, etc. for Recent Three Years
   (1) Profit & Losses

(¥ million)

Fiscal Year	December 2003 41st Term	December 2004 42nd Term	December 2005 43rd Term
Net sales	329,247	324,941	299,418
Sales cost	152,282	154,898	137,067
SGA	163,822	151,543	148,932
Non-operating income	1,050	853	2,135
Non-operating expenses	1,457	1,563	1,219
Net profit	4,415	9,865	7,625

(Note 1) Consumption tax, etc. are not included in Net sales.
(Note 2) Above information (including Note 1) is based on the Annual Report filed by the Target Company on March 30, 2004, March 30, 2005 and March 30, 2006, respectively.

(2) Status of Per Share

(Yen)

Fiscal Year	December 2003	December 2004	December 2005

	41st Term	42nd Term	43rd Term
Net Profit per share	79.80	178.17	137.66
Annual Dividend per share (Interim Dividend per share)	22.00	24.00	26.00
Net Asset per share	1,362.25	1,425.06	1,552.71

(Note 1) From the 41st fiscal year, for the purpose of calculating amount of the numbers of Net Asset per share and Net Profit per share, the "Accounting Standards for the Current Net Profit per share" (No.2 of Corporate Accounting Standard) and the "Application Guidelines for the Accounting Standards for the Current Net Profit per share" (No.4 of the Application Guidelines for Corporate Accounting Standard) are applied.

(Note 2) Above information (including Note 1) is based on the Annual Report filed by the Target Company on March 30, 2004, March 30, 2005 and March 30, 2006, respectively.

2. Status of Share Price

(Yen)

Names of Stock Exchange or Securities Dealers Association		First Section of Tokyo Stock Exchange, Inc.						
Month		11/2005	12/2005	1/2006	2/2006	3/2006	4/2006	5/2006
Share Price (Yen)	High	2,450	2,510	2,700	2,740	2,975	3,060	3,090
	Low	2,280	2,320	2,335	2,510	2,600	2,840	2,985

(Note) As of May 2006, the above information is up to and including May 11, 2006.

3. Status of Shareholders

(1) Ownership Status

(as of December 31, 2005)

Description	Status of Shares (100 Shares constitute 1 unit)							Status of Shares Less Than One Unit (shares)
	National and Local Government	Financial Institutions	Securities Companies	Other Entities	Foreign Entities, etc. (Foreign Individuals)	Individual or Others	Total	
Number of Shareholders	—	72	35	462	131(7)	11,520	12,227	—
Number of Share Owned	—	74,257	3,765	354,613	51,992(16)	65,367	550,010	1,370
Shareholding Ratio (%)	—	13.50	0.69	64.47	9.45(0.00)	11.89	100.00	—

(Note 1) There are 402 treasury shares, 4 units of which are included in the shares of

"Individual or Others" and 2 shares of which are included in the shares of "Status of Shares Less Than One Unit".

(Note 2) Above information (including Note 1) is derived from the Annual Report filed by the Target Company on March 30, 2006.

(2) Number of Shares Owned by Major Shareholders and Officers

Major Shareholders

(as of December 31, 2005)

Name	Address	Number of Shares Owned (thousands)	% of Total Shares Issued
Kirin Brewery Company, Limited	2-10-1 Shinkawa, Chuo-ku, Tokyo	32,657	59.37
The Master Trust Bank of Japan Ltd. (Trust account)	2-11-3 Hamatsu-cho, Minato-ku, Tokyo	1,995	3.63
Japan Trustee Service Bank, Ltd. (Trust account)	1-8-11 Harumi, Chuo-ku, Tokyo	1,721	3.13
Kirin Beverage Corporation (Employee stock ownership)	1 Kanda-Izumicho, Chiyoda-ku, Tokyo	1,554	2.83
T. Zone VI Fund (investment business association)	1-5-7 Horidome-cho, Nihonbashi, Chuo-ku, Tokyo	582	1.06
State Street Bank and Trust Company	6-7 Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo (Standing Proxy: Mizuho Corporate Bank Ltd.)	546	0.99
The Bank of Tokyo-Mitsubishi, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	500	0.91
Goldman Sachs International	6-10-1 Roppongi, Minato-ku, Tokyo (Standing Proxy: Goldman Sachs Japan Ltd.)	447	0.81
Mitsubishi UFJ Trust and Banking Corporation (Trust account)	1-4-5 Marunouchi, Chiyoda-ku, Tokyo	363	0.66
The Bank of New York (Non-Treaty Jasdec Account)	2-7-1 Marunouchi, Chiyoda-ku, Tokyo (Standing Proxy: The Bank of Tokyo-Mitsubishi, Ltd.)	324	0.59
Total		40,694	73.98

(Note 1) The Bank of Tokyo-Mitsubishi, Ltd. merged with UFJ Bank Limited on January 1, 2006 and changed a corporate name to The Bank of Tokyo-Mitsubishi UFJ, Ltd. as of the same date.

(Note 2) According to the amended substantial shareholding report filed on January 16, 2006 prepared under the joint and several names of seven companies other than Barclays Global Investors Trust Bank, Ltd., the Company recognizes that they hold the number of shares mentioned below as of December 31, 2005. However,

the Company cannot verify the number of shares held by beneficial shareholders as of December 31, 2005, and so the Company has not considered them for the purpose of determining "Major Shareholders" above. The contents of the amended substantial shareholding report are as follows:

Name or Trade Name	Address	Number of shares owned (in thousand shares)	Shareholding percentage of the total shares outstanding (%)
Barclays Global Investors Trust Bank, Ltd. and 7 other companies	1-39, Hiroo 1-chome, Shibuya-ku, Tokyo	2,113	3.84

(Note 3) Above information (including Notes 1 and 2) is derived from the Annual Report filed by the Target Company on March 30, 2006.

Directors and Officers

(as of March 30, 2006)

Name	Title	Number of Shares Owned (thousands)	% of Total Shares Issued
Yoshikazu Arai	President and Representative Director	8	0.01
Hideo Sekizawa	Senior Managing Director and Representative Director (Senior General Manager of Production & Logistics Division)	5	0.01
Masao Otsuka	Senior Managing Director and Representative Director (Senior General Manager of Sales and Management of Sales Division; Responsible for Office Sales Division)	3	0.01
Saburo Nakajima	Senior Managing Director (Senior General Manager of Kanto Metropolis Area Division)	5	0.01
Yoshikazu Kyogoku	Managing Director (Senior General Manager of Business Development Division; Responsible for Finance and Accounting Department, and Managerial Information System Department)	4	0.01
Keiji Hagihara	Managing Director (General Manager of General Affairs Department; Responsible for Internal Audit Department, Quality Assurance Department, Public Relations Department and Personnel Department)	1	0.00
Susumu Kawachi	Director (General Manager of Corporate Planning Department)	1	0.00
Yasuhiro Sato	Director (Part-time)	9	0.02

Akira Yachida	Corporate Auditor	1	0.00
Mitsuhisa Koyama	Corporate Auditor	1	0.00
Motokazu Fujita	Corporate Auditor (Part-time)	1	0.00
Total	—	41	0.08

(Note 1) The Target Company introduced an executive officer system and there are eleven executive officers in the Target Company.

(Note 2) Above information (except for "% of Total Shares Issued") is derived from the Annual Report filed by the Target Company on March 30, 2006.

(Note 3) Percentages of Total Shares Issued are rounded to the nearest hundredth of a percent.

4. Others

(1) If the Company fails to acquire all the outstanding shares of Kirin Beverage Corporation (excluding those already held by the Company and treasury shares held by Kirin Beverage Corporation) through the Tender Offer in order to make Kirin Beverage Corporation its wholly owned subsidiary, the Company plans to implement an exchange of shares (*kabushiki kokan*) by delivery of cash for the shares of Kirin Beverage Corporation that the Company was unable to acquire through the Tender Offer. After the commencement of the Tender Offer, the Company will apply for an approval by the relevant authorities of the business restructuring plan under the Industrial Revitalization Law. After obtaining the approval and after the Tender Offer, the Company will implement an exchange of shares making the Company the parent company and Kirin Beverage Corporation its wholly owned subsidiary. Pursuant to Article 12-9 of the Former Law on Industrial Revitalization, the Company plans to deliver cash in lieu of shares of the Company, the parent company, to the shareholders of Kirin Beverage Corporation, its wholly owned subsidiary, at that time. For details of an exchange of shares, please see "1. Terms and Conditions of Tender Offer" and "3. Purpose of Tender Offer."

(2) The Target Company filed an Extraordinary Report on April 28, 2006 pursuant to the change of a specified subsidiary. The content of the Report is as follows:

[Contents of the Extraordinary Report]

A. Description of the Specified Subsidiary

a. Company Name: KIRIN BEVERAGE (SHANGHAI) CO., LTD.

b. Address: 7318 Hu Tai Road, Shanghai, China

c. Representative: Chairman: Atsushi Kobayashi, General Manager: Takahiro Mizukami

d. Capital amount: US$17.5 million

e. Main business: Manufacture and sales of soft drinks

B. Number of voting rights of the Specified Subsidiary held by the Target Company and the percentage of such voting rights in respect of the total voting rights, before and after the change

a. Voting rights of the Specified Subsidiary held by the Target Company (investment amount)

Before the change: -

After the change: US$17.5 million

b. Percentage of such voting rights in respect of the total voting rights

Before the change: -

After the change: 100%

C. Reason and date of the change

a. Reason of the change: In accordance with an authorization for the

establishment of the Specified Subsidiary, the capital amount of the Specified Subsidiary became to the amount equivalent to more than 10% of the capital amount of the Target Company.

b. Date of the change: April 24, 2006

(3) The Target Company decided, as approved at a meeting of the Board of Directors held on May 11, 2006, not to distribute dividends based on the record date as of the end of June 2006

[Reasons for revising the forecast on dividend distribution]

The amount in cash to be granted based on the exchange of shares is planned to be the price that is calculated based on the purchase price of the Tender Offer and will be consistent with such purchase price. However, if Kirin Beverage pays out an interim dividend in respect of this fiscal year based on the record date as of the end of June 2006, there will likely be a difference in financial terms between shareholders who tender their shares to the Tender Offer and shareholders who do not tender their shares. To date, Kirin Beverage has taken long range views and distributed dividends based on its distribution policies which aim at proactively returning profits to our shareholders, by improving its profitability and financial conditions and by responding to economic conditions, trends in the industry and operational progresses. Based on the foregoing reason, Kirin Beverage decided not to distribute an interim dividend for fiscal year ending December, 2006, and treatment of the dividend distribution at the end of the fiscal year is undecided at this stage.

[Revised Matters]

	Interim Dividend per Share	End of Year Dividend per Share	Annual Dividend per Share
Forecasted as of February 17, 2006	¥13	¥13	¥26
Revised as of May 11, 2006	¥0	Undecided	Undecided
(Reference) Dividends Paid in the Fiscal Year ended December, 2005	¥13	¥13	¥26